EXHIBIT 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

COMO 1 L.P.,

COMO 3 INC.

AND

CLECO CORPORATION

Dated as of October 17, 2014

TABLE OF CONTENTS

i

INDEX OF DEFINED TERMS

Location of Definition
2005 Act	Section 3.01(y)
Affected Employees	Section 5.04(a)
affiliate	Section 8.03(a)
Aggregate Merger Consideration	Section 8.03(b)
Agreement	Preamble
Articles of Merger	Section 1.03
Benefit Period	Section 5.04(a)
Book-Entry Share	Section 2.01(b)
Burdensome Effect	Section 5.03(b)
Business Day	Section 8.03(c)
capital stock	Section 8.03(d)
Certificates	Section 2.01(b)
CFIUS	Section 8.03(e)
CFIUS Clearance	Section 8.03(e)
Cleco Power	Section 3.01(y)(i)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 2.02(f)
Company	Preamble
Company Board	Recitals
Company Change of Recommendation	Section 4.02(d)
Company Common Stock	Section 3.01(b)(i)(A)
Company Disclosure Letter	Section 3.01
Company Employee Benefit Plan	Section 3.01(l)(ii)(B)
Company Employee Stock Plans	Section 2.03(a)
Company Financial Advisors	Section 3.01(s)
Company Financial Statements	Section 3.01(e)(iii)
Company Group	Section 7.04(b)
Company Indemnified Parties	Section 5.05(c)
Company Intellectual Property	Section 3.01(o)(ii)
Company Joint Venture	Section 8.03(f)
Company Material Business	Section 4.02(a)

Location of Definition
Company Material Contract	Section 3.01(x)
Company Option	Section 3.01(b)(i)(B)
Company Recommendations	Section 4.02(d)
Company Required Statutory Approvals	Section 3.01(d)(ii)
Company Restricted Stock	Section 3.01(b)(i)(B)
Company Risk Management Guidelines	Section 3.01(w)
Company SEC Reports	Section 3.01(e)(i)
Company Shareholder Approval	Section 3.01(r)
Company Shareholders Meeting	Section 5.01(c)
Company Superior Proposal	Section 4.02(e)
Company Systems	Section 3.01(p)
Company Takeover Proposal	Section 4.02(a)
Company Takeover Transaction	Section 4.02(d)
Company Termination Fee	Section 7.03(a)
Company Voting Debt	Section 3.01(b)(iii)
Compliant	Section 8.03(g)
Confidentiality Agreement	Section 4.02(a)
Consents	Section 3.01(d)(ii)
Contract	Section 8.03(h)
control	Section 8.03(a)
Controlled Group	Section 3.01(l)(ii)(D)
Controlled Group Liability	Section 3.01(l)(ii)(A)
Debt Commitment Letter	Section 3.02(g)(i)
Debt Financing	Section 3.02(g)(i)
Debt Financing Commitments	Section 3.02(g)(i)
Debt Financing Sources	Section 3.02(g)(i)
Dissenting Shares	Section 2.04
DPA	Section 8.03(e)
Effective Time	Section 1.03
Engagement Letter	Section 3.02(g)(i)
Environmental Claim	Section 3.01(n)(viii)(A)
Environmental Laws	Section 3.01(n)(viii)(B)
Environmental Permits	Section 3.01(n)(ii)
Equity Financing	Section 3.02(g)(ii)

Location of Definition
Equity Financing Commitment	Section 3.02(g)(ii)
ERISA	Section 3.01(l)(i)
ESPP	Section 2.03(a)
Exchange Act	Section 3.01(d)(ii)
Exchange Fund	Section 2.02(a)
Excluded Shares	Section 2.01(a)
FCC	Section 3.01(d)(ii)
FCC Pre-Approvals	Section 3.01(d)(ii)
FERC	Section 3.01(d)(ii)
Financing	Section 3.02(g)(ii)
Financing Commitments	Section 3.02(g)(ii)
Financing Sources	Section 7.04(b)
GAAP	Section 3.01(e)(iii)
Governmental Authority	Section 3.01(d)(i)
Guarantors	Section 3.02(l)
Hazardous Materials	Section 3.01(n)(viii)(C)
HSR Act	Section 3.01(d)(ii)
indebtedness	Section 8.03(i)
Intellectual Property	Section 3.01(o)(iv)
IRS	Section 3.01(l)(i)
Joint Venture	Section 8.03(j)
knowledge	Section 8.03(k)
laws	Section 3.01(d)(i)
LBCL	Section 1.01
Leased Real Property	Section 8.03(l)
Leases	Section 8.03(m)
Lien	Section 3.01(b)(ii)
Limited Guarantee	Section 3.02(l)
LPSC	Section 3.01(d)(ii)
Marketing Period	Section 8.03(n)
material adverse effect on the Company	Section 8.03(o)
Merger	Recitals
Merger Consideration	Section 2.01(b)
Merger Law	Section 6.01(b)

v

Location of Definition
Merger Sub	Preamble
New Equity Financing Source	Section 4.04(a)(ii)
New Plans	Section 5.04(b)
NYSE	Section 3.01(d)(ii)
Offering Documents	Section 8.03(p)
Old Plans	Section 5.04(b)
Options	Section 3.01(b)(i)(B)
orders	Section 3.01(d)(i)
Owned Real Property	Section 8.03(q)
Parent	Preamble
Parent Expenses	Section 7.03(c)
Parent Group	Section 7.04(b)
Parent Liability Limitation	Section 7.04(c)
Parent Required Statutory Approvals	Section 3.02(c)(ii)
Parent Termination Fee	Section 7.04(a)
Paying Agent	Section 2.02(a)
Permits	Section 3.01(j)
Permitted Encumbrances	Section 3.01(q)(vi)
person	Section 8.03(r)
Plan	Section 3.01(l)(ii)(C)
Power Act	Section 3.01(d)(ii)
Proxy Statement	Section 3.01(d)(ii)
Rate Cases	Section 3.01(h)
Real Property	Section 8.03(s)
Regulatory Commitments	Section 8.03(t)
Release	Section 3.01(n)(viii)(D)
Representative	Section 4.02(a)
Required Information	Section 8.03(u)
Required Regulatory Approvals	Section 6.01(c)
Restricted Stock Units	Section 2.03(b)
Retiree Welfare Plan	Section 3.01(l)(iv)
Scheduled IP	Section 3.01(o)(i)
SEC	Section 3.01(d)(ii)
Section 16	Section 5.10

Location of Definition
Securities Act	Section 3.01(e)(i)
Shares	Section 2.01(a)
shares of capital stock	Section 8.03(d)
Single Employer Pension Plan	Section 3.01(l)(iv)
Solvent	Section 8.03(v)
SOX	Section 3.01(e)(i)
subsidiary	Section 8.03(w)
Surviving Corporation	Section 1.01
Takeover Agreement	Section 4.02(d)
Takeover Laws	Section 3.01(t)
Takeover Notice Period	Section 4.02(e)
Tax Return	Section 3.01(k)
Taxes	Section 3.01(k)
Termination Date	Section 7.01(c)
Transaction Litigation	Section 5.08
Treasury	Section 3.01(l)(viii)

AGREEMENT AND PLAN OF MERGER, dated as of October 17, 2014 (this “Agreement”), by and among Como 1 L.P., a Delaware limited partnership (“Parent”), Como 3 Inc., a Louisiana corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”), and Cleco Corporation, a Louisiana corporation (the “Company”).
WHEREAS, the parties intend that Merger Sub will be merged with and into the Company on the terms and conditions set forth herein (the “Merger”);
WHEREAS, the Board of Directors of the Company (the “Company Board”) has, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Merger, are fair to and in the best interests of the Company and its shareholders, (ii) adopted, approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend the approval of this Agreement by the shareholders of the Company;
WHEREAS, the general partner of Parent and the Board of Directors of Merger Sub have, upon the terms and subject to the conditions set forth herein, adopted, approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; and
WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement and also to prescribe various conditions to the Merger.
NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:
ARTICLE I
THE MERGER

Section 1.01    The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time Merger Sub shall be merged with and into the Company in accordance with the Louisiana Business Corporation Law (the “LBCL”). At the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Louisiana and shall succeed to and assume all of the rights and obligations of the Company and Merger Sub in accordance with the LBCL and shall become, as a result of the Merger, an indirect, wholly-owned subsidiary of Parent.
Section 1.02    Closing. Unless this Agreement shall have been terminated pursuant to Section 7.01, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern time, on the later of (a) the fifth (5th) Business Day after satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at such time) and (b) the fifth (5th) Business Day after the final day of the Marketing Period or such earlier date as may be specified by Parent on no less than five (5) Business Days’ prior notice to the Company, unless another time or date is agreed to by the parties hereto (such date, the “Closing Date”). The Closing shall be held at such location as is agreed to by the parties hereto.
Section 1.03    Effective Time of the Merger. Subject to the provisions of this Agreement, on the Closing Date, the parties thereto shall file articles of merger (the “Articles of Merger”) with the Secretary of State of the State of Louisiana in such form as required by, and executed in accordance with, the LBCL. The Merger shall become effective at such time as is specified in the Articles of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).
Section 1.04    Effects of the Merger. The Merger shall generally have the effects set forth in this Agreement and the applicable provisions of the LBCL.
Section 1.05    Articles of Incorporation and By-laws of the Surviving Corporation.
(a)    At the Effective Time, the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and hereof and applicable law, in each case consistent with the obligations set forth in Section 5.05.
(b)    At the Effective Time, the by-laws of the Company as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable law, in each case consistent with the obligations set forth in Section 5.05.
Section 1.06    Directors and Officers of the Surviving Corporation.
(a)    The parties shall take, or cause to be taken, all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified, or their earlier death, resignation or removal.
(b)    The officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified, or their earlier death, resignation or removal.
ARTICLE II
CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.01    Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or holders of any shares of capital stock of the Company or Merger Sub:
(a)    Cancellation of Certain Company Common Stock. Each share of Company Common Stock (a “Share” and collectively, the “Shares”) that is (i) owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent, or (ii) owned by the Company or any direct or indirect wholly-owned subsidiary of the Company (and in each case not held on behalf of third parties (but not including Shares held by any “rabbi trust” or other trust or similar arrangement in respect of any compensation plan or arrangement)) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each Dissenting Share shall only represent the right to receive the payment to which reference is made in Section 2.04. Each Share referred to in clause (i) or (ii) of the second preceding sentence, and each Dissenting Share, is referred to herein as an “Excluded Share” and collectively, “Excluded Shares”).
(b)    Conversion of Company Common Stock. Each Share (other than Excluded Shares) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive $55.37 per Share in cash, without interest (the “Merger Consideration”). At the Effective Time, all of the Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate (a “Certificate”) representing any Shares (other than Excluded Shares) and each non-certificated Share represented by book-entry (a “Book-Entry Share”) (other than Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration as contemplated by this Section 2.01(b) paid in consideration therefor upon the surrender of Certificates or receipt of an “agent’s message” in accordance with Section 2.02, without interest.
(c)    Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.
Section 2.02    Payment for Securities; Surrender of Certificates.
(a)    Paying Agent. Prior to or concurrently with the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent with the Company’s prior written approval (such approval not to be unreasonably withheld, conditioned or delayed) (the “Paying Agent”), for the benefit of the holders of Shares (other than Excluded Shares), a cash amount in immediately available funds equal to the Aggregate Merger Consideration (the “Exchange Fund”). The Paying Agent agreement pursuant to which Parent shall engage the Paying Agent shall be in form and substance reasonably acceptable to the Company. Funds made available to the Paying Agent shall be invested by the Paying Agent, as directed by Parent; provided that such investments shall be in (i) obligations of or guaranteed by the United States of America, (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s, respectively, (iii) deposit accounts, certificates of deposit or banker’s acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks, each of which has capital, surplus and undivided profits aggregating more than $1.0 billion (based on the most recent financial statements of such bank which are then publicly available at the SEC or otherwise), (iv) money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment or (v) a combination of the foregoing, in each case, pending payment thereof by the Paying Agent to the holders of Shares pursuant to this Article II. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the level required to make prompt cash payment of the Aggregate Merger Consideration shall be promptly returned to the Surviving Corporation. Subject to the terms of this Agreement, the Paying Agent shall, pursuant to irrevocable instructions, deliver the cash contemplated to be paid pursuant to this Section 2.02, out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the Aggregate Merger Consideration as contemplated hereby, Parent shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to promptly make such cash payments.
(b)    Procedures for Surrender.
(i)    Certificates. Promptly after the Effective Time (and in any event within five (5) Business Days), Parent shall cause the Paying Agent to mail to each holder of a Certificate whose Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and shall otherwise be in such form and have such other provisions as Parent may reasonably specify after consultation with the Company and (B) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a letter of transmittal, duly executed and in proper form with respect to such Certificates, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificates shall be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration multiplied by the number of Shares formerly represented by such Certificates, and the Certificates so surrendered shall forthwith be cancelled.
(ii)    Book-Entry Shares. Any holder of Book-Entry Shares whose Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Agreement. In lieu thereof, each holder of record of one of more Book-Entry Shares whose Shares were converted into the right to receive the Merger Consideration at the Effective Time pursuant to this Agreement shall, upon receipt by the Paying Agent of an “agent’s message” (or such other evidence, if any, of surrender as the Paying Agent may reasonably request) be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration multiplied by the number of Shares formerly represented by such Book-Entry Shares. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered.

(iii)    Transfer of Shares. In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, payment may be made and the Merger Consideration may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer and the person requesting such payment pays any transfer or other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate so surrendered or shall establish to the satisfaction of Parent that such Taxes either have been paid or are not required to be paid. Until surrendered as contemplated by this Section 2.02, each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the portion of the Aggregate Merger Consideration into which the Shares theretofore represented by such Certificate or such Book-Entry Share have been converted pursuant to Section 2.01(b). No interest shall be paid or accrue on any cash payable upon surrender of any Certificate or Book-Entry Share.
(c)    No Further Ownership Rights in Company Common Stock; Closing of Transfer Books. As of the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. The Merger Consideration paid in accordance with the terms of this Article II upon surrender of any Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for herein or by applicable law. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or the Paying Agent for any reason, they shall be canceled and, subject to the procedures set forth in Section 2.02(b), exchanged as provided in this Article II, except as otherwise required by law.
(d)    Termination of Exchange Fund; Abandoned Property. Any portion of the Exchange Fund (including any interest or other income received by the Paying Agent with respect to all of the funds made available to it) that remains undistributed to the holders of the Shares for one (1) year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any holders of the Shares who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation as general creditor thereof (subject to abandoned property, escheat and other similar laws) for payment of their claim for Merger Consideration.
(e)    No Liability. Notwithstanding anything to the contrary in Section 2.02(d), none of Parent, Merger Sub, the Surviving Corporation or the Paying Agent or any of their respective directors, officers, employees and agents shall be liable to any holder of a Share for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificate (or affidavits of loss in lieu thereof as provided in Section 2.02(g)) shall not have been surrendered prior to the date on which the Merger Consideration represented by such Certificate would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(f)    Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any holder of Shares, Company Restricted Stock and Restricted Stock Units immediately prior to the Effective Time such amounts as the Paying Agent may be required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other provision of applicable federal, state, local or foreign Tax law. To the extent that amounts are so withheld by the Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts shall be (i) remitted by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Authority, and (ii) treated for all purposes of this Agreement as having been paid to the holders of Shares in respect of which such deduction and withholding was made by Parent, Merger Sub, the Surviving Corporation or the Paying Agent, as the case may be.
(g)    Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall issue, or pay or cause to be paid, in exchange for such lost, stolen or destroyed Certificate, an amount (after giving effect to any required Tax withholdings as provided in Section 2.02(f)) equal to (i) the number of Shares formerly represented by such lost, stolen or destroyed Certificate multiplied by (ii) the Merger Consideration.
(h)    Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, subdivision, exchange or readjustment of shares, or other similar transaction, the Merger Consideration shall be equitably adjusted to reflect such change; provided, however, that nothing in this Section 2.02(h) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.
Section 2.03    Treatment of Stock Plans. The Company will take all actions necessary to effect the following, including obtaining consent of applicable holders of relevant equity awards:
(a)    Company Restricted Stock. Immediately prior to the Effective Time, each unvested Share of Company Restricted Stock granted pursuant to any equity incentive plan or arrangement of the Company, including the Cleco Corporation 2010 Long-Term Incentive Compensation Plan, as amended, and the Cleco Corporation Employee Stock Purchase Plan (the “ESPP”), as amended, and any other compensatory plan, program or arrangement under which Shares are reserved for issuance (collectively, the “Company Employee Stock Plans”) shall, without any action on the part of the holder thereof, vest in full, and all restrictions (including forfeiture restrictions or repurchase rights) otherwise applicable to such Shares of Company Restricted Stock shall lapse, and each Share of Company Restricted Stock shall be converted into the right to receive a payment in cash equal to the Merger Consideration, without interest (subject to any withholding in accordance with Section 2.02(f)); provided, however, that (i) in the case of any Company Restricted Stock subject to performance-based vesting conditions as of the Effective Time, the applicable performance criteria shall be deemed to have been satisfied based on target level of attainment without proration for the early termination (if any) of the applicable performance period, and (ii) in the case of any Company Restricted Stock granted after the date hereof, such grant shall vest in accordance with its terms.
(b)    Treatment of Restricted Stock Units. Immediately prior to the Effective Time, each restricted stock unit, performance stock unit and dividend equivalent unit (collectively, “Restricted Stock Units”), granted pursuant to any Company Employee Stock Plan that is outstanding immediately prior to the Effective Time, shall, without any action on the part of the holder thereof, vest in full, and all restrictions (including forfeiture restrictions or repurchase rights) otherwise applicable to such Restricted Stock Unit shall lapse, and each Restricted Stock Unit shall be entitled to receive, in settlement therefor and full satisfaction thereof, a payment in cash (subject to any withholding in accordance with Section 2.02(f)) equal to the product of (i) the Merger Consideration and (ii) the number of Shares subject to such Restricted Stock Unit. In the case of any Restricted Stock Units that constitute deferred compensation within the meaning of Section 409A of the Code, payment shall occur on the date that it would otherwise occur under the applicable plan or award agreement absent the application of this Section 2.03 to the extent necessary to avoid the imposition of any penalty or other Taxes under Section 409A of the Code. No interest shall be paid or accrued on any cash payable with respect to any Restricted Stock Unit.
(c)    Treatment of ESPP. In accordance with the terms of the ESPP, the “Offering Period” under the ESPP shall terminate as of the date hereof and all outstanding options under the ESPP shall be immediately exercised as of the date hereof. The Company shall take such actions as necessary to provide that (i) no new “Offering Period” shall commence following the date hereof, and (ii) the ESPP shall terminate no later than as of the Effective Time, and to return all ESPP participants’ accumulated payroll deductions thereunder to the extent not used to exercise options, and no further purchase rights shall be granted or exercised under the ESPP thereafter.
(d)    Termination of Company Employee Stock Plans. After the Effective Time, all Company Employee Stock Plans shall be terminated and no further Shares of Company Restricted Stock, Restricted Stock Units or other rights with respect to Shares shall be granted hereunder.
Section 2.04    Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary and to the extent available under the LBCL, Shares that are outstanding immediately prior to the Effective Time and that are held by shareholders who filed written objections with the Company and voted against the Merger at the Company Shareholders Meeting and who shall have demanded properly in writing appraisal for such Shares in accordance with 12:131 of the LBCL (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration. Such shareholders shall instead be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of 12:131 of the LBCL, except that all Dissenting Shares held by shareholders who shall have withdrawn or lost their rights to appraisal of such Shares under 12:131 of the LBCL shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective

Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender of the Certificate or Certificates that formerly evidenced such Shares or transfer of Book-Entry Shares in the manner provided in Section 2.02. The Company shall give Parent and Merger Sub (a) prompt written notice of any written demands for appraisal of any Shares, attempted withdrawals of such demands and any other instruments served pursuant to the LBCL and received by the Company relating to the right to receive the appraised value of Dissenting Shares and (b) the opportunity to participate in and control all negotiations and proceedings with respect to demands for appraisal under the LBCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal of any Shares or offer to settle or settle any such demands.
ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.01    Representations and Warranties of the Company.
Except (i) as set forth in the letter dated the date of this Agreement and delivered to Parent by the Company concurrently with the execution and delivery of this Agreement (it being understood that disclosure of any item in any section or subsection of such disclosure letter shall also be deemed to be disclosed with respect to any other section or subsection to which the relevance of such item is readily apparent from the face of such disclosure) (the “Company Disclosure Letter”) or (ii) to the extent the qualifying nature of such disclosure is readily apparent therefrom, as set forth in the Company SEC Reports publicly filed with the SEC on or after January 1, 2013 and at least two (2) calendar days prior to the date hereof (but excluding any forward-looking statements, risk factors and other similar statements that are predictive, forward-looking or primarily cautionary in nature, and provided that no such disclosure shall be deemed to modify or qualify the representations and warranties set forth in Section 3.01(a) (Organization and Qualification), Section 3.01(b) (Capital Stock), Section 3.01(c) (Authority), Section 3.01(d) (No Conflicts; Approvals and Consents) or Section 3.01(t) (Takeover Laws Inapplicable)), the Company represents and warrants to Parent as follows:
(a)    Organization and Qualification.
(i)    Each of the Company and its subsidiaries is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization and has full power and authority to conduct its business as presently conducted and to own, use and lease its assets and properties, except for such failures to be so organized, existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) or to have such power and authority that, individually or in the aggregate, have not had and could not be reasonably expected to have a material adverse effect on the Company. Each of the Company and its subsidiaries is duly qualified, licensed or admitted to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing (with respect to jurisdictions that recognize the concept of good standing) that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on the Company. Section 3.01(a) of the Company Disclosure Letter sets forth as of the date of this Agreement the name and jurisdiction of organization of each subsidiary of the Company. No subsidiary of the Company owns any stock in the Company. The Company has disclosed or delivered to Parent prior to the date of this Agreement a true and complete copy of the Company’s and its subsidiaries’ articles of incorporation and by-laws or comparable organizational and governing documents, each as amended through the date hereof, and each as so disclosed or delivered is in full force and effect on the date of this Agreement.
(ii)    Section 3.01(a) of the Company Disclosure Letter sets forth a list of all the Company Joint Ventures, including (A) the name of each such entity and (B) a brief description of the principal line or lines of business conducted by each such entity.
(iii)    Except for interests in the subsidiaries of the Company and the Company Joint Ventures, neither the Company nor any of its subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any person.
(b)    Capital Stock.
(i)    The authorized capital stock of the Company consists of:
(A)    100,000,000 shares of common stock, par value $1.00 per share (the “Company Common Stock”), of which 60,775,294 shares were outstanding as of the close of business on September 30, 2014 (which number (1) includes 397,628 Shares subject to outstanding awards of Company Restricted Stock, (2) does not include 100,267 Shares subject to awards of Restricted Stock Units held by certain members of the Company Board pursuant to the Company’s deferred compensation plan, and (3) does not include 673,620 Shares held in the treasury of the Company); and
(B)    1,491,900 shares of preferred stock of the par value of $100 per share and 3,000,000 shares of preferred stock of the par value of $25 per share, in each case, none of which are outstanding as of the date of this Agreement.
As of the close of business on September 30, 2014, 673,620 Shares were held in the treasury of the Company, no Shares were subject to outstanding stock options granted under Company Employee Stock Plans or otherwise, 397,628 Shares were subject to outstanding awards of restricted stock of Company Common Stock (“Company Restricted Stock”), 100,267 Shares were subject to awards of Restricted Stock Units held by certain members of the Company Board pursuant to the Company’s deferred compensation plan, no Shares were subject to other equity based awards and 1,714,359 additional Shares were reserved for issuance pursuant to the Company Employee Stock Plans. As of September 30, 2014, $889,097 of dividends or dividend equivalents were payable with respect to outstanding Company Restricted Stock. Section 3.01(b)(i) of the Company Disclosure letter sets forth a schedule of Company Restricted Stock and Restricted Stock Units awards outstanding as of the date hereof and the grant date and holder of each such award. As of the date hereof, no ESPP options are outstanding. Since September 30, 2014, no Shares have been issued. All of the issued and outstanding Shares are, and all shares reserved for issuance will be, upon issuance in accordance with the terms specified in the instruments or agreements pursuant to which they are issuable, duly authorized, validly issued, fully paid and nonassessable. As of the date of this Agreement there are no outstanding subscriptions, subscriptions rights, options, warrants, rights (including stock appreciation rights), preemptive rights or other contracts, commitments, understandings or arrangements, including any right of conversion or exchange under any outstanding security, instrument or agreement (together, “Options”, and each such Option granted pursuant to any Company Employee Stock Plans, a “Company Option”), obligating the Company or any of its subsidiaries to (A) issue or sell any shares of capital stock of the Company, (B) grant, extend or enter into any Option with respect thereto, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests or (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any of their respective subsidiaries.
(ii)    All of the outstanding shares of capital stock of each subsidiary of the Company are duly authorized, validly issued, fully paid and nonassessable and are owned, beneficially and of record, by the Company or a subsidiary of the Company, free and clear of any liens, claims, mortgages, encumbrances, pledges, security interests, equities, charges, rights of first refusal, transfer restrictions (other than federal and state securities laws restrictions) or voting restrictions of any kind (each a “Lien”). All of the equity in each Company Joint Venture that is held by the Company or any subsidiary of the Company is duly authorized and validly issued, fully paid and nonassessable and are owned, beneficially and of record, by the Company or such subsidiary of the Company, free and clear of Liens. There are no (A) outstanding Options obligating the Company or any of its subsidiaries to issue or sell any shares of capital stock of any subsidiary of the Company or to grant, extend or enter into any such Option or (B) voting trusts, proxies or other commitments, understandings, restrictions or arrangements to which the Company or any of its subsidiaries is a party in favor of any person other than the Company or a subsidiary wholly-owned, directly or indirectly, by the Company with respect to the voting of or the right to participate in dividends or other earnings on any capital stock of the Company, any subsidiary of the Company or the Company Joint Ventures.
(iii)    As of the date of this Agreement, no bonds, debentures, notes or other indebtedness of the Company or any of its subsidiaries having the right to vote (or which are convertible into or exercisable for securities having the right to vote) (collectively, “Company Voting Debt”) on any matters on which the Company shareholders may vote are issued or outstanding nor are there any outstanding Options obligating the Company or any of its subsidiaries to issue or sell any Company Voting Debt or to grant, extend or enter into any Option with respect thereto.
(iv)    No Shares, Company Options, Company Restricted Stock, Restricted Stock Units or other equity-based awards (A) have been issued or granted since September 30, 2014, except as permitted by this Agreement, or (B) have been issued or granted in contemplation of the Merger or the transactions contemplated in this Agreement. All grants of Company Options, Company Restricted Stock, Restricted Stock Units and other equity-based awards were validly made and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in compliance with all applicable laws and recorded on the consolidated financial statements of the Company in accordance with GAAP.

(c)    Authority.
(i)    The Company has full corporate power and authority to enter into this Agreement, to perform its obligations hereunder and, subject only to obtaining the Company Shareholder Approval, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly adopted and unanimously approved by the Company Board and no other corporate proceedings on the part of the Company or its shareholders are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated hereby, other than obtaining the Company Shareholder Approval. The Agreement, the Merger and the transactions contemplated hereby have been duly and validly approved by at least eighty percent (80%) of the directors of the Company Board elected pursuant to a solicitation of proxies by the Company Board at an annual meeting of shareholders at least ninety (90) days before the date of this Agreement and who have served continuously since such election, or directors elected by continuing directors to fill a vacancy. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally, and general equitable principles.
(ii)    The Company Board, at a meeting duly called and held, duly and unanimously adopted resolutions (A) adopting, approving and declaring advisable this Agreement and the other transactions contemplated hereby, including the Merger, (B) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its shareholders, and (C) recommending that the holders of the Company Common Stock of the Company approve this Agreement, which resolutions, subject to Section 4.02, have not been subsequently withdrawn or modified in any manner adverse to Parent.
(d)    No Conflicts; Approvals and Consents.
(i)    Except as disclosed in Section 3.01(d)(i) of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company do not, and the performance by the Company of its obligations hereunder and the consummation of the Merger and the other transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of the Company or any of its subsidiaries or any of the Company Joint Ventures under, any of the terms, conditions or provisions of (A) the certificates or articles of incorporation or by-laws (or other comparable organizational documents) of the Company or any of its subsidiaries or any of the Company Joint Ventures, or (B) subject to the obtaining of the Company Shareholder Approval and the taking of the actions described in paragraph (ii) of this Section 3.01(d), including the Company Required Statutory Approvals, (x) any statute, law, rule, regulation or ordinance (together, “laws”), or any judgment, order, writ, injunction or decree (together, “orders”), of any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic, foreign or supranational (each, a “Governmental Authority”) applicable to the Company or any of its subsidiaries or any of the Company Joint Ventures or any of their respective assets or properties, or (y) any note, bond, mortgage, security agreement, credit agreement, indenture, license, franchise, permit, concession, contract, lease, deed of trust, partnership agreement, joint venture agreement, obligation or other instrument to which the Company or any of its subsidiaries or any of the Company Joint Ventures is a party or by which the Company or any of its subsidiaries or any of the Company Joint Ventures or any of their respective assets or properties is bound, excluding from the foregoing clauses (x) and (y) such items that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on the Company.
(ii)    Except for (A) compliance with, and filings under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (B) the filing with the Securities and Exchange Commission (the “SEC”) of (1) a proxy statement relating to the approval of this Agreement by the Company’s shareholders (as amended and supplemented from time to time, the “Proxy Statement”) pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”), and (2) such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby; (C) such filings and approvals as may be required under the rules and regulations of the New York Stock Exchange (the “NYSE”); (D) authorization of the Federal Energy Regulatory Commission (“FERC”) under the Federal Power Act, as amended (the “Power Act”); (E) compliance with and such filings as may be required by the Louisiana Public Service Commission (the “LPSC”); (F) compliance with and such filings as may be required by the LBCL and (G) required pre-approvals (the “FCC Pre-Approvals”) of license transfers with the Federal Communications Commission (the “FCC”) (the items set forth above in clauses (A), (D), (E) and (G), collectively, the “Company Required Statutory Approvals”), no consent, approval, license, permit, order or authorization (“Consents”) or action of, registration, declaration or filing with or notice to any Governmental Authority is necessary or required to be obtained or made by the Company, its subsidiaries or the Company Joint Ventures in connection with the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder or the consummation of the Merger and the other transactions contemplated hereby, other than such items that the failure to make or obtain, as the case may be, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on the Company.
(e)    SEC Reports, Financial Statements.
(i)    Except as disclosed in Section 3.01(e)(i) of the Company Disclosure Letter, the Company and its subsidiaries (including, for the avoidance of doubt, Cleco Power) have timely filed or furnished each form, report, schedule, registration statement, registration exemption, if applicable, definitive proxy statement and other document (together with all amendments thereof and supplements thereto) required to be filed or furnished by the Company or any of its subsidiaries pursuant to the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”) or the Exchange Act with the SEC since

January 1, 2011 (as such documents have since the time of their filing been amended or supplemented, the “Company SEC Reports”). As of their respective dates, after giving effect to any amendments or supplements thereto, the Company SEC Reports (A) complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and, to the extent applicable, the Sarbanes-Oxley Act of 2002 (“SOX”), and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Reports.
(ii)    Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Since January 1, 2011, neither the Company nor any of its subsidiaries has arranged any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.
(iii)    The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Company SEC Reports (the “Company Financial Statements”) complied in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of filing or furnishing the applicable Company SEC Report, were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by the SEC on Form 8-K, Form 10-Q or any successor or like form under the Exchange Act) and fairly present (subject, in the case of the unaudited interim financial statements, to normal, recurring year end audit adjustments) in all material respects the consolidated financial position of the Company and its consolidated subsidiaries, as of the respective dates thereof, and the consolidated results of their operations and cash flows for the respective periods then ended.
(iv)    The Company maintains internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting. The Company (A) maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, and (B) has disclosed, based on its most recent evaluation of internal control over financial reporting, to the Company’s outside auditors and the audit committee of the Company Board (x) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and the information described in the foregoing clauses (x) and (y) has been disclosed to Parent prior to the date of this Agreement.
(f)    Absence of Certain Changes or Events. Since December 31, 2013, through the date hereof, (i) the Company and its subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice, (ii) there has not been any change, event or development that, individually or in the aggregate, has had, or could reasonably be expected to have, a material adverse effect on the Company, and (iii) there has not been any action taken by the Company or any of its subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Sections 4.01(c), (e), (f), (g), (h), (i), or (k).
(g)    Absence of Undisclosed Liabilities. Except for (i) matters reflected, provided or reserved against in the audited consolidated balance sheet (or notes thereto) as of December 31, 2013 included in the Company Financial Statements, (ii) liabilities or obligations that were incurred in the ordinary course of business consistent with past practice since December 31, 2013, (iii) liabilities or obligations that are incurred in connection with the Merger or the transactions contemplated by this Agreement or (iv) liabilities or obligations that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on the Company, neither the Company nor any of its subsidiaries has any liabilities or obligations (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due) of any nature that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its consolidated subsidiaries (including the notes thereto). Neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company and any of its subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its subsidiaries, in the Company Financial Statements or the Company SEC Reports.
(h)    Legal Proceedings. (i) There are no claims, actions, suits, grievances, charges, hearings, arbitrations, investigations or other proceedings or investigations, inquiries, audits or reviews of any Governmental Authority or arbitrator pending or, to the knowledge of the Company, threatened against, relating to or affecting the Company, any of its subsidiaries or any of the Company Joint Ventures or any of their respective assets and properties that, in each case, individually or in the aggregate, have had or could reasonably be expected to have a material adverse effect on the Company, and (ii) neither the Company nor any of its subsidiaries nor any of the Company Joint Ventures or any of their respective assets is a party to or subject to any order, judgment, decree, settlement, award, injunction or rule of any Governmental

Authority applicable to the Company or any of its subsidiaries or the Company Joint Ventures that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on the Company. Other than the rate cases existing on the date of this Agreement and listed on Section 3.01(h) of the Company Disclosure Letter (the “Rate Cases”), neither the Company nor any of its subsidiaries has rates that have been or are being collected subject to refund, pending final resolution of any proceedings pending before a Governmental Authority or on appeal to the courts.
(i)    Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub in writing specifically for inclusion or incorporation by reference in the Proxy Statement.
(j)    Permits; Compliance with Laws and Orders.
(i)    The Company, its subsidiaries and the Company Joint Ventures hold all material permits, licenses, certificates, notices, authorizations, approvals and similar Consents of all Governmental Authorities (“Permits”) necessary to own, lease and operate their respective assets and for the conduct of their respective businesses and no such Permit is the subject of any suit or proceeding seeking the revocation, suspension, non-renewal or material impairment of such Permit. The Company, its subsidiaries and the Company Joint Ventures are in compliance in all material respects with the terms of such Permits and neither the Company, nor its subsidiaries nor the Company Joint Ventures has received any written claim or notice that it is not in compliance in all material respects with the terms of any such Permits.
(ii)    Except as has not had, or could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company: (A) the Company, its subsidiaries and the Company Joint Ventures are not, and since January 1, 2011 have not been, in violation of or default under any material law or order of any Governmental Authority, and neither the Company nor its subsidiaries nor the Company Joint Ventures has been given written notice of, or been charged with, any material violation of any material law or order of any Governmental Authority and (B) the Company is, and since January 1, 2011 has been, in compliance in all material respects with (1) SOX and (2) the applicable listing standards and corporate governance rules and regulations of the NYSE.
(iii)    Except as has not had, or could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company, each of the Company and its subsidiaries, and each Company Joint Venture, is, and since January 1, 2011 has been, in compliance with (A) all applicable material data protection, privacy and other applicable laws governing the collection or use (including the storage, display, transfer and other disposition) of any personal information and (B) any material privacy policies or related policies, programs or other notices that concern the Company’s or any of its subsidiaries’ or any of the Company Joint Ventures’ collection or use of any personal information of any person. Since January 1, 2011, there have not been any incidents of material data security breaches or complaints, notices to, or audits, proceedings or investigations conducted or claims asserted by any other person (including any Governmental Authority) regarding the unauthorized or illegal collection or use (including the storage, display, transfer and other disposition) of personal information of any person by the Company or any of its subsidiaries or any material violation of applicable law, and no such claim is pending or, to the knowledge of the Company, threatened, that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on the Company.
(k)    Taxes. Except as has not had, and could not reasonably be expected to have, a material adverse effect on the Company:
(i)    Each of the Company, its subsidiaries and the Company Joint Ventures has timely filed, or has caused to be timely filed on its behalf, all income and other Tax Returns required to be filed by it, and all such Tax Returns are true, complete and accurate. All Taxes, whether or not shown to be due and owing on such Tax Returns, have been timely paid. The Company and each of its subsidiaries has properly paid, collected and remitted all amounts required to have been paid, collected or withheld with respect to Taxes, including, for the avoidance of doubt, any Taxes arising from sales to its customers or otherwise related to the provision of utilities in the jurisdictions in which the Company, its subsidiaries and the Company Joint Ventures operate.
(ii)    The most recent financial statements contained in the Company SEC Reports filed prior to the date of this Agreement reflect, in accordance with GAAP, an adequate reserve for all Taxes payable by the Company and its subsidiaries for all taxable periods through the date of such financial statements.
(iii)    Except as disclosed in Section 3.01(k)(iii) of the Company Disclosure Letter, there is no audit, examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any income and other Taxes or income and other Tax Return of the Company, its subsidiaries and the Company Joint Ventures, and, to the knowledge of the Company, neither the Company nor its subsidiaries nor the Company Joint Ventures has received written notice of any claim made by a Governmental Authority in a jurisdiction where the Company, its subsidiaries and the Company Joint Ventures, as applicable, does not file a Tax Return that the Company or such subsidiary is or may be subject to taxation by that jurisdiction. No deficiency with respect to any income or other Taxes has been proposed, asserted or assessed against the Company, its subsidiaries and the Company Joint Ventures, and no requests for waivers of the time to assess any income or other Taxes are pending.
(iv)    Except as disclosed in Section 3.01(k)(iv) of the Company Disclosure Letter, there are no outstanding written agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any income Taxes or deficiencies against the Company or any of its subsidiaries, and no power of attorney granted by either the Company or any of its subsidiaries with respect to any income Taxes is currently in force.

(v)    Neither the Company nor its subsidiaries nor the Company Joint Ventures is a party to any agreement providing for the allocation or sharing of income Taxes imposed on or with respect to any individual or other person (other than (I) such agreements with customers, vendors, lessors or the like entered into in the ordinary course of business and (II) agreements with or among the Company, its subsidiaries and the Company Joint Ventures), and neither the Company nor its subsidiaries nor the Company Joint Ventures (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated Tax Return (other than the group the common parent of which is the Company, its subsidiaries and the Company Joint Ventures) or (B) has any liability for the Taxes of any person (other than the Company, its subsidiaries and the Company Joint Ventures) (I) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), or (II) as a transferee or successor by contract, pursuant to any law, rule or regulation, or otherwise.
(vi)    There are no Liens for Taxes (other than for current Taxes not yet due and payable) on the assets of the Company, its subsidiaries or the Company Joint Ventures.
(vii)    Since the date that is two (2) years prior to the date hereof, neither the Company nor any of its subsidiaries nor the Company Joint Ventures has distributed stock of another person, or had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.
(viii)    Neither the Company nor any of its subsidiaries nor the Company Joint Ventures is or has been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).
(ix)    Except as set forth on the face of the Company Financial Statements publicly filed with the SEC prior to the date hereof, neither the Company nor any of its subsidiaries nor the Company Joint Ventures will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, or (v) election by the Company or any subsidiary thereof under Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. law).
(x)    Neither the Company nor any of its subsidiaries nor the Company Joint Ventures has requested any extension of time for filing any Tax Return that has not been filed, or consented to extend the period in which any Tax may be assessed or collected by any Tax authority.
(xi)    There is no request for a private letter ruling or similar formal tax guidance pending with respect to the Company, any of its subsidiaries or the Company Joint Ventures in respect of Taxes in any jurisdiction, nor has the Company nor any of its subsidiaries nor the Company Joint Ventures ever received such a private letter ruling or similar formal tax guidance.
For purposes of this Agreement:
“Taxes” means any and all federal, state, local, foreign taxes or other assessments of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem or value added.
“Tax Return” means any return, report or similar statement (including the schedules attached thereto) required to be filed with respect to Taxes, including, without limitation, any information return, claim for refund, amended return, or declaration of estimated Taxes.
(l)    Employee Benefit Plans; ERISA.
(i)    Each material Company Employee Benefit Plan is listed on Section 3.01(l)(i) of the Company Disclosure Letter. All the Company Employee Benefit Plans have been established, maintained, funded and administered in all material respects in compliance with their terms and all applicable requirements of law, including the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder (“ERISA”), and the Code. There does not now exist, nor do any circumstances exist that could result in, any material Controlled Group Liability that would be a liability of the Company or any of its subsidiaries following the Closing. The only employment agreements, severance agreements or severance policies applicable to the Company or any of its subsidiaries are the agreements and policies disclosed in Section 3.01(l)(i) of the Company Disclosure Letter. With respect to each applicable Company Employee Benefit Plan, the Company has provided to Parent correct and complete copies, including amendments, of the following (to the extent applicable): (A) the current and most recent Company Employee Benefit Plan document (including any related trust agreements), (B) the current and most recent summary plan descriptions or similar descriptions of Company Employee Benefit Plans not subject to ERISA, (C) the most recently filed Form 5500 and schedules thereto, (D) the most recent determination letters of the United States Internal Revenue Service (the “IRS”), and (E) the most recent allocation or actuarial reports.
(ii)    As used herein:
(A)    “Controlled Group Liability” means any and all liabilities and obligations (1) under Title IV of ERISA, (2) under Section 302 of ERISA, (3) under Sections 412 and 4971 of the Code and (4) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code;
(B)    “Company Employee Benefit Plan” means any Plan entered into, established, maintained, sponsored, contributed to or required to be contributed to by the Company or any of its subsidiaries for the benefit of the current or former employees or directors of the Company or any of its subsidiaries and existing on the date of this Agreement or at any time subsequent thereto and, in the case of a Plan that is subject to Part 3 of Title I of ERISA, Section 412 of the Code or Title IV of ERISA, at any time during the five-year period preceding the date of this Agreement, or with respect to which the Company or any of its subsidiaries has or could reasonably be expected to have any present or future actual or contingent liabilities;
(C)    “Plan” means any employment, bonus, incentive compensation, deferred compensation, long term incentive, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, medical, accident, disability, workmen’s compensation or other insurance, retention, severance, separation, termination, change of control or other benefit plan, agreement, practice, policy, program, scheme or arrangement of any kind, whether written or oral, including any “employee benefit plan” within the meaning of Section 3(3) of ERISA; and
(D)    “Controlled Group” means any person that, at any relevant time, could be treated as a single employer with the Company or any of its subsidiaries pursuant to 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.
(iii)    No event has occurred, and there exists no condition or set of circumstances in connection with any Company Employee Benefit Plan, that has had or could reasonably be expected to result in material liability to the Company. Each Company Employee Benefit Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has received a determination from the IRS that such Company Employee Benefit Plan is so qualified, and, to the knowledge of the Company, nothing has occurred since the date of such determination that could adversely affect the qualification of such Company Employee Benefit Plan.
(iv)    Except as set forth on Section 3.01(l)(iv) of the Company Disclosure Letter, neither the Company nor any member of the Controlled Group maintains, sponsors, contributes to, has any obligation to contribute to, or has any liability or potential liability under or with respect to (A) any “defined benefit plan” as defined in Section 3(35) of ERISA or any other plan subject to the funding requirements of Section 412 of the Code or Section 302 of Title IV of ERISA (“Single Employer Pension Plan”), (B) any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA, or (C) any employee benefit plan, program or arrangement that provides for post-employment or retiree medical or life insurance benefits (other than health continuation coverage required by Section 4980B of the Code for which the covered individual pays the full cost of coverage) (“Retiree Welfare Plan”). Except as set forth under an executive employment agreement made available to Parent, each Retiree Welfare Plan, including Company cost sharing or funding provisions, can be amended, modified, or terminated by the Company at any time without the consent of any participant in such Retiree Welfare Plan.
(v)    With respect to the Single Employer Pension Plan: (A) the Company has complied with the minimum funding requirements of Sections 412 of the Code and 302 of ERISA, and there have been no applications for variance from minimum funding standards (as described in Section 412(c) of the Code or Section 302(c) of ERISA) or optional elections for funding relief under the Pension Relief Act of 2010 (PRA 10), (B) there have been no violations of the applicable benefits restrictions under Section 436 of the Code, (C) no lien on the assets of the Company or any Controlled Group member has arisen under ERISA or the Code, nor does the Company expect such lien to arise, (D) no event described in Section 4043, 4062(e) or 4069 of ERISA has occurred or is reasonably expected to occur, and (E) all premiums described in Section 4006 of ERISA payable to the Pension Benefit Guaranty Corporation under Section 4007 of ERISA have been timely paid.
(vi)    Except as could not reasonably be expected to result in material liability to the Company or any of its subsidiaries: (A) none of the Company, a Controlled Group member, or any current or former employee, director or officer of any of them, nor, to the knowledge of the Company, any other “party in interest” or “disqualified person” (as such terms are defined in ERISA and the Code) with respect to a Company Employee Benefit Plan has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA; (B) there has not been a breach of fiduciary duty (as determined under ERISA) by any of the Company, a Controlled Group member or any current or former employee, director or officer of any of them, nor, to the knowledge of the Company, any other person with respect to any Company Employee Benefit Plan; and (C) no action, investigation, audit, suit, proceeding, hearing or claim with respect to any Company Employee Benefit Plan (other than routine claims for benefits) is pending or, to the knowledge of the Company, threatened.
(vii)    Section 3.01(l)(vii) of the Company Disclosure Letter identifies each Company Employee Benefit Plan that provides, upon the occurrence of a change in the ownership or effective control of the Company or its subsidiaries or a change in the ownership of all or a substantial portion of the assets of the Company or its subsidiaries, either alone or upon the occurrence of any additional or subsequent events and whether or not applicable to the transactions contemplated by this Agreement, for (A) an acceleration of the time of funding, payment of or vesting in, or an increase in the amount of, compensation or benefits due any current or former employee, director or officer of the Company or its subsidiaries, (B) any forgiveness of indebtedness or obligation to fund compensation or benefits with respect to any such employee, director or officer or (C) an entitlement of any such employee, director or officer to severance pay, unemployment compensation or any other payment or other benefit.
(viii)    Each Company Employee Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (A) materially complies and, at all times after December 31, 2011 has materially complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations thereunder and (B) between January 1, 2009 and December 31, 2011 was operated in material reasonable, good faith compliance with Section 409A of the Code, as determined under applicable guidance of the United States Department of the Treasury (the “Treasury”) and the IRS.
(ix)    No amount that could be received (whether in cash or property or the vesting of property) as a result of the consummation of the transactions contemplated by this

Agreement by any individual would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.
(x)    Neither the Company nor its subsidiaries has incurred nor does any of them reasonably expect to incur any liability arising in connection with the termination of, or a complete or partial withdrawal from, any “multiemployer plan” as defined in Section 3(37) or 4001(a)(3) of ERISA.
(xi)    Any individual who performs services for the Company or any of its subsidiaries and who is not treated as an employee for federal income tax purposes by the Company or its subsidiaries is not an employee under applicable law or for any purpose including, without limitation, for Tax withholding purposes or Company Employee Benefit Plan participation purposes.  The Company and its subsidiaries have no liability by reason of an individual who performs or performed services for the Company or its subsidiaries in any capacity being improperly excluded from participating in a Company Employee Benefit Plan.
(m)    Labor Matters. Neither the Company nor any of its subsidiaries is a party to, or bound by any collective bargaining agreement or other labor agreement with any union or labor organization. To the knowledge of the Company, there are no activities or proceedings (other than infrequent, isolated activities involving a small number of employees) by any union or labor organization to organize any employees of the Company, and no such activities or proceedings have occurred within the past five (5) years. Since December 31, 2010, there has been no work stoppage, strike, slowdown, lockout or any other material labor dispute by or affecting employees of the Company or any of its subsidiaries and, to the knowledge of the Company, no such action has been threatened. Since January 1, 2010, neither the Company nor any of its subsidiaries has engaged in any “plant closing” or “mass layoff,” as defined in the Worker Adjustment Retraining and Notification Act or any comparable state or local law.
(n)    Environmental Matters. Except as set forth on Section 3.01(n) of the Company Disclosure Letter:
(i)    Each of the Company, its subsidiaries and the Company Joint Ventures since January 1, 2009 has been and is in compliance with all applicable Environmental Laws, except where the failure to be in such compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the Company.
(ii)    Each of the Company, its subsidiaries and the Company Joint Ventures has obtained all Permits required under Environmental Laws (collectively, the “Environmental Permits”), including all Environmental Permits necessary for the construction of their leased, operated, managed or owned facilities or properties and the conduct of their operations as of or prior to the date of this Agreement, as applicable, and all such Environmental Permits are validly issued, in full force and effect, and final. No formal, written Environmental Claims, actions or proceedings have been brought and are pending to challenge, modify, revoke or terminate any such Environmental Permits, and the Company, its subsidiaries and the Company Joint Ventures are and since January 1, 2009 have been in material compliance with all terms and conditions of the Environmental Permits, except where the failure to obtain such Environmental Permits, the failure of such Permits to be in good standing or, where applicable, the failure of a renewal application to have been timely filed and be pending or to be in such compliance, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on the Company. With respect to such Environmental Permits:
(A)    the Company has not received written notification from any Governmental Authority or any third party that any construction or modification of the Company’s, its subsidiaries’ or the Company Joint Ventures’ currently leased, operated, managed or owned facilities prior to the Closing Date has triggered, or will trigger, the requirement to amend or modify any such Environmental Permit; and
(B)    the Company or its respective subsidiary or the respective Company Joint Venture can maintain present operations of its facilities in material compliance with all Environmental Laws without any modification (other than a minor modification) of the Environmental Permits or need to obtain any additional Environmental Permits.
(iii)    Except as set forth on Section 3.01(n)(iii) of the Company Disclosure Letter, there is no Environmental Claim pending or, to the knowledge of the Company, threatened:
(A)    against the Company or any of its subsidiaries or any of the Company Joint Ventures;
(B)    against any person or entity whose liability for such Environmental Claim has been retained or assumed either contractually or by operation of law by the Company or any of its subsidiaries or any of the Company Joint Ventures; or
(C)    against any real or personal property or operations that the Company or any of its subsidiaries or any of the Company Joint Ventures owns, leases or manages, in whole or in part, or formerly owned, leased or managed, in whole or in part, except in the case of clause (A), (B) or (C) for such Environmental Claims that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a material adverse effect on the Company.
(iv)    There have not been any Releases of or exposure of any person to any Hazardous Material that has or would reasonably be expected to give rise to any Environmental Claim against or liability of the Company or any of its subsidiaries or any of the Company Joint Ventures, except in each case for such Releases or exposure that, individually or in the aggregate, have not resulted and could not reasonably be expected to result in a material adverse effect on the Company.
(v)    The Company, its subsidiaries and the Company Joint Ventures have not received any written notice or other information regarding any actual or alleged material violation of or material liability relating to any of them, their business or their facilities arising under any Environmental Laws (including any notice of any denial or potential denial by the LPSC of any rate reimbursement for material environmental costs).

(vi)    There is no site, property or facility at or to which the Company or any of its subsidiaries, or any of the Company Joint Ventures or any of their respective predecessors, has transported or arranged for the transport, treatment, storage, handling or disposal of Hazardous Materials, which has resulted in or would reasonably be expected to result in a material adverse effect on the Company.
(vii)    The Company and its subsidiaries have made available to Parent copies of all non-privileged environmental site assessment reports, Environmental Permits, environmental investigations, studies, audits, tests, reviews and other analyses in their possession that relate to the past or current operations, properties or facilities of the Company or its subsidiaries or any of the Company Joint Ventures or any of their respective predecessors.
(viii)    Section 3.01(n)(viii) of the Company Disclosure Letter sets forth all emission reduction credits and emissions allowances that have been allocated to the Company, its subsidiaries, and the Company Joint Ventures as of the date of this Agreement. The Company, its subsidiaries and the Company Joint Ventures do not require emission reduction credits, and hold sufficient emission allowances for the ownership and operation of their properties.
As used in this Section 3.01(n):
(A)    “Environmental Claim” means any and all administrative, regulatory or judicial actions, suits, orders, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance, liability or violation by any person (including any Governmental Authority) alleging potential liability (including potential responsibility or liability for enforcement, investigatory costs, cleanup costs, governmental response costs, removal costs, remedial costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from circumstances forming the basis of any actual or alleged noncompliance with, violation of, or liability under, any Environmental Law or Environmental Permit, or relating to Hazardous Materials or Releases;
(B)    “Environmental Laws” means all domestic or foreign federal, state and local laws, principles of common law, statutes, regulations, ordinances and similar provisions having the force or effect of law, and orders and determinations, relating to pollution, the environment (including natural resources, indoor and ambient air, surface water, groundwater, land surface or subsurface strata), protection of human health and safety as it relates to the environment, including any relating to the presence or Release of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of, or exposure to, Hazardous Materials;
(C)    “Hazardous Materials” means (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, and polychlorinated biphenyls and (b) any chemical, material, substance or waste that is prohibited, limited or regulated under any Environmental Law; and

(D)    “Release” means any spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment, including the atmosphere, soil, surface water, groundwater or property.
(o)    Intellectual Property.
(i)    Section 3.01(o)(i) of the Company Disclosure Letter contains a complete and accurate list of all of the following that are owned by the Company or any of its subsidiaries: (i) applied for, patented or registered material Intellectual Property (including Internet domain names) (“Scheduled IP”) and (ii) material proprietary software (and specifies for each of the foregoing, the owner and other relevant information). All Scheduled IP is subsisting and, to the knowledge of the Company, valid and enforceable.
(ii)    The Company and its subsidiaries solely own all right, title and interest in and to, or have the right to use pursuant to a valid written license, all material Intellectual Property used or held for use in, or that is necessary for, the operation of the Company’s or any of its subsidiaries’ business as currently conducted (including all Scheduled IP), free and clear of all Liens (collectively, the “Company Intellectual Property”). Each of the Company and its subsidiaries has taken all actions reasonably necessary, and those common in the industry, to maintain, protect and enforce the Company Intellectual Property, including the confidentiality and value of its trade secrets and other confidential information, and, as applicable, requiring assignments of ownership of any software and other Intellectual Property developed for it by any other person.
(iii)    Except as set forth on Section 3.01(o)(iii) of the Company Disclosure Letter, (A)  no material claims are pending and none have been asserted during the past six (6) years against the Company or any of its subsidiaries, and to the knowledge of the Company, none have been threatened, by any person that (1) allege that the Company or any of its subsidiaries or the conduct of its or their business has infringed, misappropriated or otherwise violated the Intellectual Property or other rights of any person, or (2) contest the use, ownership, validity, enforceability or registrability of any Company Intellectual Property; (B) to the knowledge of the Company, neither the Company nor any of its subsidiaries, nor the conduct of the business of the Company or any of its subsidiaries, has infringed, misappropriated or otherwise violated any Intellectual Property or other rights of any person, and (C) to the knowledge of the Company, no third party has infringed, misappropriated or otherwise violated any Company Intellectual Property in any material respect, in each of clause (A), (B) and (C), except as that, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on the Company.
(iv)    As used herein, “Intellectual Property” means all intellectual property and all corresponding rights throughout the world, including (A) all trademarks, service marks, trade dress, logos, trade names, Internet domain names and all other indicia of origin, together with all applications, registrations and renewals and goodwill associated with any of the foregoing; (B) all patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, divisions, extensions, and reexaminations in connection therewith; (C) works of authorship (whether or not copyrightable), copyrights and all applications, registrations and renewals associated therewith and all data, databases and database rights; (D) trade secrets, know-how and proprietary and other confidential information, including inventions (whether or not patentable), improvements, technologies, processes, methods, protocols, specifications, plans, techniques, technical data, customer and supplier lists, pricing and cost information and business and marketing plans, reports and proposals; (E) software (including source code, executable code, systems, tools, data, databases, firmware and related documentation) and (F) copies and tangible embodiments or descriptions of any of the foregoing.
(p)    Company Systems. The computer systems, including the software, firmware, hardware, networks, interfaces, applications, platforms and related systems owned or leased by or licensed to the Company or any of the subsidiaries (collectively, the “Company Systems”) in the conduct of its business are sufficient for the immediate, and the currently anticipated, needs of the Company and its subsidiaries, including as to capacity, scalability and ability to process current and anticipated peak volumes in a timely manner. In the last eighteen (18) months, there have been no material failures, breakdowns, continued substandard performance or other adverse events materially affecting any Company Systems that have caused or could reasonably be expected to result in any substantial disruption or interruption in or to the use of such Company Systems or the conduct of the business of the Company or any of its subsidiaries. The Company maintains commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities, acts in compliance therewith in all material respects and has taken commercially reasonable steps to test such plans and procedures on a periodic basis, and such plans and procedures have been proven effective upon such testing in all material respects.
(q)    Real Property.
(i)    Section 3.01(q)(i) of the Company Disclosure Letter sets forth a description of each Owned Real Property. The Company or its respective subsidiary holds good and marketable fee simple title to such Owned Real Property, free and clear of all Liens, except Permitted Encumbrances.
(ii)    Section 3.01(q)(ii) of the Company Disclosure Letter sets forth the address of each Leased Real Property. The Company has delivered to Parent a true and complete copy of each Lease relating to such Leased Real Property.
(iii)    The Owned Real Property identified in Section 3.01(q)(i) of the Company Disclosure Letter and the Leased Real Property identified in Section 3.01(q)(ii) of the Company Disclosure Letter comprise all of the real property used or intended to be used in, or otherwise related to, the business of the Company or any of its subsidiaries.
(iv)    There is no condemnation, expropriation or other proceeding in eminent domain pending or, to the Company’s knowledge, threatened, affecting any material Real Property or any material portion thereof or material interest therein.
(v)    The Company and its subsidiaries have all easements, licenses, crossing agreements or other agreements with respect to any gas, electric, or water supply rights or other utility or access rights which are material to the conduct of the business of the Company and its subsidiaries. All such easements, licenses, and other agreements are (A) free and clear of all Liens except for Permitted Encumbrances and (B) in full force and effect. The Company or a subsidiary holds a valid and existing, legally binding, and enforceable interest under such easement, license or other agreement. Neither the Company nor any subsidiary has received any written notice of any material default which remains uncured under any such easement, license or other agreement.
(vi)    For purposes of this Section 3.01(q), “Permitted Encumbrances” shall mean (1) zoning restrictions, easements, rights-of-way, other encumbrances on title or other restrictions on the use of real property which, to the knowledge of the Company, are not violated by the current use or occupancy of such location and which do not materially interfere with the use of such real property or the Company’s or its subsidiaries’ operation of their respective businesses as currently operated at such location, (2) Liens under workmen’s compensation, unemployment insurance or similar laws, or security for contested Taxes or other governmental charges, in each case incurred or made in the ordinary course of business consistent with past practice and for which appropriate reserves have been established in accordance with GAAP, (3) Liens imposed by law, including carriers’, warehousemen’s, landlords’ and mechanics’ or other similar Liens, in each case incurred in the ordinary course of business consistent with past practice relating to obligations not yet due or the validity or amount of which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (4) statutory Liens for Taxes, assessments or other governmental charges not yet due and payable or the validity or amount of which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (5) gaps in the chain of title evident from the records of the relevant Governmental Authority maintaining such records, (6) licenses granted to third parties in the ordinary course of business by the Company or its subsidiaries, (7) Liens set forth on Section 3.01(q)(i) of the Company Disclosure Letter and (8) any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection.
(r)    Vote Required. The affirmative vote of the holders of record of a majority of votes entitled to be cast at the Company Shareholders Meeting, with respect to the approval of this Agreement (the “Company Shareholder Approval”), is the only vote of the holders of any class or series of the capital stock of the Company or its subsidiaries required to approve this Agreement, the Merger and the other transactions contemplated hereby; provided, that if the Company Shareholders Meeting occurs on, or the record date for the Company Shareholders Meeting is set for, a date prior to January 1, 2015, the affirmative vote of the holders of record of at least two-thirds of the voting power of the Company Common Stock present at the Company Shareholders Meeting, with respect to the approval of this Agreement, shall be the only vote of the holders of any class or series of the capital stock of the Company or its subsidiaries required to approve this Agreement, the Merger and the other transactions contemplated hereby.
(s)    Opinions of Financial Advisors. The Company Board has received the opinion, dated as of the date of this Agreement, of each of Goldman, Sachs & Co. and Tudor, Pickering, Holt & Co. (the “Company Financial Advisors”) that, as of the date of such opinion and based on the assumptions, qualifications and limitations contained therein, the Merger Consideration is fair, from a financial point of view, to the holders of the Company Common Stock.

(t)    Takeover Laws Inapplicable. The transactions contemplated by this Agreement are not subject to the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transactions,” “business combination” or other antitakeover laws and regulations of any state, including Sections 12:132 through 12:140.2 of the LBCL (the “Takeover Laws”). The Company does not have in effect any shareholder rights plan, “poison pill” or similar plan or arrangement.
(u)    Joint Venture Representations. Each representation or warranty made by the Company in this Section 3.01 relating to a Company Joint Venture that is neither operated nor managed solely by the Company or a Company subsidiary shall be deemed made only to the knowledge of the Company.
(v)    Insurance. Except for failures to maintain insurance or self-insurance that, individually or in the aggregate, have not had and could not reasonably be expected to have a material adverse effect on the Company, since January 1, 2012, each of the Company and its subsidiaries has been continuously insured with financially responsible insurers or has self-insured, in each case in such amounts and with respect to such risks and losses as are customary for companies in the United States conducting the business conducted by the Company and its subsidiaries during such time period. All of the material insurance policies of the Company are in full force and effect. Neither the Company nor any of its subsidiaries has received any notice of any pending or threatened cancellation, termination or premium increase with respect to any insurance policy maintained by the Company or any of its subsidiaries, except with respect to any cancellation, termination or premium increase that, individually or in the aggregate, has not had and could not reasonably be expected to have a material adverse effect on the Company.
(w)    Energy Price Risk Management. The Company has established risk parameters, limits and guidelines in compliance with the risk management policy approved by the Risk Management Committee of the Company (the “Company Risk Management Guidelines”) and monitors compliance by the Company and its subsidiaries with such energy price risk parameters. The Company has provided the Company Risk Management Guidelines to Parent prior to the date of this Agreement. Except for exceptions approved in accordance with the Company Risk Management Guidelines or otherwise handled in all material respects according to the Company Risk Management Guidelines as in effect at the time at which such exceptions were handled, the Company and its subsidiaries are, and since January 1, 2011 have been, operating in compliance with the Company Risk Management Guidelines.
(x)    Company Material Contracts.
(i)    Except for this Agreement and except for Contracts filed as exhibits to the Company SEC Reports, none of the Company, any of its subsidiaries or the Company Joint Ventures is a party to or bound by any Contract (each Contract described in clauses (A) through (C) below, whether or not set forth in Section 3.01(x) of the Company Disclosure Letter, a “Company Material Contract”):
(A)    that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(B)    that (1) purports to limit in any material respect (w) the type of business in which the Company, its subsidiaries or the Company Joint Ventures (or, after the Effective Time, Parent or its subsidiaries) or any of their respective affiliates may engage, (x) the persons with whom they may engage in or do business with (including by granting a right of exclusivity to any person), (y) the terms on which they may engage in business or (z) the manner or geographic area in which any of them may so engage in any business, (2) would require the disposition of any material assets or line of business of the Company, its subsidiaries or the Company Joint Ventures (or, after the Effective Time, Parent or its subsidiaries) or any of their respective affiliates as a result of the consummation of the transactions contemplated by this Agreement, (3) is a material Contract that grants “most favored nation” status that, following the Effective Time, would reasonably be expected to impose obligations upon Parent or its subsidiaries, including the Company and its subsidiaries, or (4) contains a change of control provision, termination right or material fee, or any other restriction or other material penalty that would be triggered by a change of ownership of the Company, its subsidiaries or the Company Joint Ventures; or
(C)    that (1) has an aggregate principal amount, or provides for an aggregate obligation, in excess of $30,000,000 (I) evidencing indebtedness for borrowed money of the Company or any of its subsidiaries to any third party, (II) guaranteeing any such indebtedness of a third party, (III) containing a covenant restricting the payment of dividends or distributions in respect of the capital stock of the Company, any of its subsidiaries or the Company Joint Ventures, prohibiting the pledging of capital stock of the Company, any of its subsidiaries or the Company Joint Ventures, or prohibiting the issuance of guarantees by any subsidiary of the Company or (IV) obligating the Company or its subsidiaries to make any capital commitment or capital expenditure, or (2) has the economic effect of any of the items set forth in subclause (1) above;
(ii)    Except as disclosed in Section 3.01(x)(ii)(A) of the Company Disclosure Letter, (A) none of the Company, any subsidiary of the Company or any Company Joint Venture is in breach of or default under the terms of any Company Material Contract and no event has occurred that (with or without notice or lapse of time or both) could result in a breach or default under any Company Material Contract where such breach or default has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company. Except as disclosed in Section 3.01(x)(ii)(B) of the Company Disclosure Letter, (B) to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company. Each Company Material Contract is a valid and binding obligation of the Company, the subsidiary of the Company or the Company Joint Venture which is party thereto, and to the knowledge of the Company, of each other party thereto, and is in full force and effect, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws, relating to creditors’ rights generally and to general equitable principles.
(y)    Regulatory Matters.

(i)    The Company is a “holding company” as defined under Section 1262 of the Public Utility Holding Company Act of 2005, as amended (the “2005 Act”). Cleco Power, LLC (“Cleco Power”) is (A) a “public utility” under and as defined in the Power Act and as such is subject to regulation thereunder and (B) subject to regulation as a public utility in the State of Louisiana. Except for the regulation of Cleco Power as set forth in this Section 3.01(y), neither the Company nor any of its subsidiaries is subject to regulation as a public utility or public service company (or similar designation) by FERC, any state in the United States or in any foreign nation.
(ii)    All material filings required to be made by the Company, any of its subsidiaries or the Company Joint Ventures since January 1, 2012, under the 2005 Act, the Power Act, the Natural Gas Act, the Natural Gas Policy Act of 1978, the Communications Act of 1934 and applicable state laws and regulations, have been timely filed with the SEC, FERC, the Department of Energy, the FCC or the LPSC, as the case may be, including all forms, statements, reports, agreements (oral or written) and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs, franchises, service agreements and related documents, and all such filings complied, as of their respective dates, in all material respects with all applicable requirements of the applicable statute and the rules and regulations thereunder.
(z)    Brokers. Except for the Company Financial Advisors, there is no investment banker, broker, finder, financial advisor or other person that has been retained by or is authorized to act on behalf of the Company or any of its subsidiaries that is entitled to any fee from the Company or any of its subsidiaries in connection with the consummation of the transactions contemplated by this Agreement.
Section 3.02    Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub represent and warrant to the Company as follows:
(a)    Organization and Qualification. Each of Parent and Merger Sub is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization and has full power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets and properties, except for such failures to be so organized, existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) or to have such power and authority that, individually or in the aggregate, would not prevent or materially delay Parent or Merger Sub from consummating the Merger. Each of Parent and Merger Sub is duly qualified, licensed or admitted to do business and is in good standing (with respect to jurisdictions that recognize the concept of good standing) in each jurisdiction in which the ownership, use or leasing of its assets and properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for such failures to be so qualified, licensed or admitted and in good standing (with respect to jurisdictions that recognize the concept of good standing) that, individually or in the aggregate, would not prevent or materially delay Parent or Merger Sub from consummating the Merger.
(b)    Authority. Each of Parent and Merger Sub has full power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger, subject to any regulatory approvals referenced in Section 3.02(c)(ii). The execution, delivery and performance of this Agreement by Parent and the consummation by Parent of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all requisite action on the part of Parent and Merger Sub and no other corporate or other legal entity, as the case may be, proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger, other than the approval of this Agreement by the sole shareholder of Merger Sub. This Agreement has been duly authorized and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding obligation of the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally and to general equitable principles.
(c)    No Conflicts; Approvals and Consents.
(i)    The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance by Parent and Merger Sub of their respective obligations hereunder and the consummation of the Merger and the other transactions contemplated hereby will not, conflict with, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, result in or give to any person any right of payment or reimbursement, termination, cancellation, modification or acceleration of, or result in the creation or imposition of any Lien upon any of the assets or properties of Parent or Merger Sub under, any of the terms, conditions or provisions of (A) the certificates or articles of incorporation or by-laws (or other comparable organizational documents) of Parent or Merger Sub, (B) subject to the taking of the actions described in paragraph (ii) of this Section 3.02(c), including the Parent Required Statutory Approvals, any laws or orders of any Governmental Authority applicable to Parent or Merger Sub or any of their respective assets or properties or (C) any note, bond, mortgage, security agreement, credit agreement, indenture, license, franchise, permit, concession, contract, lease, obligation or other instrument to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any of their respective assets or properties is bound, excluding from the foregoing clauses (B) and (C) such items that, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.
(ii)    Except for (A) compliance with, and filings under, the HSR Act; (B) the filing with and, to the extent required, the clearance by, the SEC of reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby; (C) such filings and approvals as may be required under rules and regulations of the NYSE; (D) authorization of FERC under the Power Act; (E) compliance with and such filings as may be required by the LPSC; (F) compliance with and such filings as may be required by the LBCL; (G) the FCC Pre-Approvals; and (H) CFIUS Clearance (the items set forth above in clauses (A), (D), (E), (G) and (H), collectively, the “Parent Required Statutory Approvals”), no Consents or action of, registration, declaration or filing with or notice to any Governmental Authority is necessary or required to be obtained or made in connection with the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations hereunder or the consummation of the Merger and the other transactions contemplated hereby, other than such items that the failure to make or obtain, as the case may be, individually or in the aggregate, would not reasonably be expected to prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.
(d)    Legal Proceedings. As of the date of this Agreement, (i) there are no actions, suits, arbitrations or proceedings pending or, to the knowledge of Parent, threatened against, relating to or affecting, nor to the knowledge of Parent are there any Governmental Authority investigations, inquiries or audits pending or threatened against, relating to or affecting, Parent or Merger Sub or any of their respective assets and properties that, in each case, individually or in the aggregate, would reasonably be expected to prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement, and (ii) neither Parent nor Merger Sub nor any of Parent’s material assets is subject to any order of any Governmental Authority that, individually or in the aggregate, would reasonably be expected to prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.
(e)    Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub specifically for inclusion in the Proxy Statement will, as of the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
(f)    No Vote Required. No vote of the holders of any class or series of the capital stock of Parent or Merger Sub (other than the approval of this Agreement by the sole shareholder of Merger Sub) is required to approve this Agreement, the Merger and the other transactions contemplated hereby.
(g)    Financing.
(i)    Parent has delivered to the Company true, correct and complete copies of an executed debt commitment letter, dated on or about the date of this Agreement (the “Debt Commitment Letter”), and corresponding engagement (the “Engagement Letter”) and fee letters (with only the fee and certain other economic provisions (none of which would reasonably be expected to adversely affect the conditionality, enforceability, termination, principal amount or availability of the Debt Financing) redacted) from each of the lenders identified therein (the “Debt Financing Sources”) (such commitment letter, including all exhibits, schedules, annexes, supplements and amendments thereto and each such redacted fee letter, collectively, the “Debt Financing Commitments”), pursuant to which the Debt Financing Sources have committed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement (collectively, the “Debt Financing”). As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a material default or material breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any other party to the Debt Financing Commitments, under any term or condition therein or that would, individually or in the aggregate, permit the financial institutions party thereto to terminate, or not to make available, the Debt Financing upon satisfaction of all conditions thereto.
(ii)    Parent has delivered to the Company a true, correct and complete copy of an executed equity commitment letter, dated on or about the date of this Agreement (including all exhibits, schedules, annexes, supplements and amendments thereto, the “Equity Financing Commitment” and, together with the Debt Financing Commitments, the “Financing Commitments”) from the Guarantors pursuant to which the Guarantors have committed, subject to the terms and conditions thereof, to invest in Parent, directly or indirectly, the amounts set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”).
(iii)    Except as expressly set forth in the Financing Commitments, as of the date of this Agreement, there are no side letters or other agreements, Contracts or arrangements to which Parent or Merger Sub or any of their affiliates is a party related to the funding or investing, as applicable, of the Financing which could adversely affect the amount, availability or conditions of the Financing, other than any customary engagement letters and non-disclosure agreements that do not impact the conditionality of the Financing or the amount of the Financing. Assuming satisfaction of the conditions set forth in Section 6.01 and Section 6.03 and the commencement and completion of the Marketing Period, Parent and Merger Sub do not have any reason to believe, as of the date of this Agreement, that they will be unable to satisfy all material terms and conditions to be satisfied by it with respect to any of the Financing Commitments at the time it is required to consummate the Closing hereunder, nor does Parent or Merger Sub have knowledge, as of the date of this Agreement, that the Financing will not be available to Parent or Merger Sub on the Closing Date in accordance with its terms and conditions. There are no conditions precedent related to the funding of the full amount of the Financing other than as set forth in or contemplated by the Financing Commitments.
(iv)    Assuming the Financing is funded in accordance with the Financing Commitments, the aggregate net proceeds contemplated by the Financing Commitments, together with the cash and cash equivalents of the Company and the Company’s subsidiaries, shall provide Parent and Merger Sub with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent's and Merger Sub's payment obligations under this Agreement and under the Financing Commitments, including the payment of the Aggregate Merger Consideration and any fees and expenses of or payable by Parent, Merger Sub or the Surviving Corporation in connection with the Merger and the Financing, in each case at the Closing.
(v)    As of the date of this Agreement, the Financing Commitments are in full force and effect and constitute legal, valid and binding obligations of Parent and Merger Sub and, to the knowledge of Parent, each other party thereto, enforceable in accordance with their terms (except as such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally, and general equitable principles) and, as of the date of this Agreement, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a default or breach or a failure to satisfy a condition precedent on the part of Parent or Merger Sub or, to the knowledge of Parent, any other party thereto under the terms and conditions of the Financing Commitments. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Financing Commitments on or before the date of this Agreement. As of the date hereof, (i) none of the Financing Commitments has been modified, amended or altered, and, except as contemplated by the Debt Financing Commitments, no such modification, amendment or alteration to the Debt Financing Commitments is contemplated by Parent or Merger Sub, and (ii) none of the respective commitments under any of the Financing Commitments have been withdrawn, terminated or rescinded.
(h)    Solvency. Based on information available to Parent as of the date of this Agreement, assuming (i) satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger, (ii) the material accuracy of the representations and warranties of the Company in this Agreement (without giving effect to any materiality, material adverse effect or knowledge qualification) and material compliance by the Company with the covenants contained in this Agreement and (iii) the accuracy of all financial information and forecasts of the Company and its subsidiaries made available to Parent prior to the date hereof (notwithstanding the limitations set forth in Section 3.02(m)), as of the Effective Time and immediately following the Closing (and after giving effect to the transactions contemplated by this Agreement, including the Financing, any alternative financing and the payment of the Aggregate Merger Consideration, any other repayment or refinancing of debt contemplated in this Agreement or the Financing Commitments, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses), the Surviving Corporation will be Solvent.
(i)    Ownership of Merger Sub; No Prior Activities. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and activities incidental thereto. All of the outstanding capital stock of Merger Sub is, and at the Effective Time, will be owned directly or indirectly by Parent. Except for obligations or liabilities incurred in connection with its incorporation, as contemplated by this Agreement or otherwise relating to the Financing, Merger Sub has not, and prior to the Effective Time will not have, incurred, directly or indirectly through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.
(j)    Absence of Certain Arrangements. As of the date hereof, neither Parent nor any of its controlled affiliates has entered into any Contract, or authorized, committed or agreed to enter into any Contract, with any director, officer or employee of the Company or any of its subsidiaries or any beneficial owner of more than five percent (5%) of the Company Common Stock, relating to the transactions contemplated by this Agreement or the operations of the Surviving Corporation after the Effective Time.
(k)    Brokers. As of the date hereof, none of Parent or Merger Sub, nor any of their respective shareholders, members, directors, officers, employees or affiliates, has incurred or will incur on behalf of Parent or Merger Sub, any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement for which the Company would have any liability prior to the Effective Time.

(l)    Limited Guarantee. Concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company the limited guarantee of each of the parties to the Equity Financing Commitment (the “Guarantors”), dated as of the date hereof, in favor of the Company with respect to certain obligations of Parent under this Agreement on the terms specified therein (including all exhibits, schedules, annexes, supplements and amendments thereto, the “Limited Guarantee”). As of the date of this Agreement, the Limited Guarantee is in full force and effect and constitutes the legal, valid, binding and enforceable obligation of each respective Guarantor, except as such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors’ rights generally, and general equitable principles, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of the Guarantors under the Limited Guarantee.
(m)    Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, its subsidiaries and their respective business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans). Accordingly, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its subsidiaries, nor any of their respective shareholders, members, directors, officers, employees, affiliates, advisors, agents or Representatives, nor any other person, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans).
ARTICLE IV
COVENANTS

Section 4.01    Covenants of the Company. From and after the date of this Agreement until the Effective Time, the Company covenants and agrees as to itself and its subsidiaries that (except as expressly permitted by this Agreement, as set forth in Section 4.01 of the Company Disclosure Letter, as required by a Governmental Authority or applicable law, or to the extent that Parent shall otherwise previously consent in writing, such consent not to be unreasonably withheld, conditioned or delayed):
(a)    Ordinary Course. The Company and each of its subsidiaries shall conduct their businesses in all material respects in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, the Company and its subsidiaries shall use commercially reasonable efforts to preserve intact in all material respects their present business organizations, to maintain in effect all existing Permits and to timely submit renewal applications (as applicable) and, subject to prudent management of workforce and business needs, to keep available the services of their key officers and employees, to maintain their assets and properties in good working order and condition (ordinary wear and tear excepted) and to preserve their relationships with Governmental Authorities, material customers and suppliers, joint venture partners, lenders, landlords and other persons having significant business dealings with them.
(b)    Organizational Documents. The Company shall not amend or propose to amend its articles of incorporation or its by-laws or its subsidiaries’ articles of incorporation or by-laws (or other comparable organizational documents).
(c)    Dividends and Other Capital Stock Transactions. The Company and its subsidiaries shall not:
(i)    declare, set aside or pay any dividends on or make other distributions in respect of any of its capital stock or share capital, except:
(A)    that the Company may continue the declaration and payment of regular quarterly cash dividends on Company Common Stock, not to exceed $0.40 per share for each quarterly dividend, with usual record and payment dates for such dividends in accordance with past dividend practice, and
(B)    for the declaration and payment of dividends by a direct or indirect wholly-owned subsidiary of the Company other than Cleco Power solely to its parent;
(ii)    split, combine, reclassify or take similar action with respect to, directly or indirectly, any of its capital stock or share capital or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or comprised in its share capital, except for share issuances permitted by Section 4.01(d);
(iii)    adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or
(iv)    except as disclosed in Section 4.01(c)(iv) of the Company Disclosure Letter, directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Option with respect thereto.
(d)    Share Issuances. Except as disclosed in Section 4.01(d) of the Company Disclosure Letter, the Company and its subsidiaries shall not issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock, any Restricted Stock, any Restricted Stock Units, or any Other Equity-Based Awards or any Option with respect thereto (other than the issuance of Shares to settle awards of Restricted Stock Units outstanding on the date hereof).
(e)    Acquisitions; Capital Expenditures. Except for (i) acquisitions by Cleco

Power of, or capital expenditures relating to, the entities, assets and facilities identified in Section 4.01(e) of the Company Disclosure Letter (which section sets forth the fair market value or amount of such acquisitions or capital expenditures), (ii) expenditures of amounts set forth in the Company’s capital expenditure plan included in Section 4.01(e) of the Company Disclosure Letter, (iii) expenditures required to satisfy the Company’s funding obligations with respect to USB NMTC Fund 2008-1 LLC, in each case in the amounts set forth in Section 4.01(e) of the Company Disclosure Letter, (iv) capital expenditures (A) required by law or Governmental Authorities, (B) incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), and then only to the extent necessary to restore or resume ordinary course functions and operations disrupted as a result of such casualty or accident, or (C) incurred in connection with the repair or replacement of facilities damaged by unscheduled outages at Company power plants that occur during the normal course of operations, and then only to the extent necessary to restore and resume ordinary course functions and operations disrupted as a result of such unscheduled outages, the Company and its subsidiaries shall not make any capital expenditures, or acquire or agree to acquire (whether by merger, consolidation, purchase, acquisition of equity interests or assets or otherwise) any other person or any organization or division of any other person or any assets outside of the ordinary course of business, except for (1) any acquisition or acquisitions or series of acquisitions by Cleco Power of any asset or property with a purchase price that does not exceed, in the aggregate, $10,000,000, or (2) capital expenditures by Cleco Power that do not exceed, in the aggregate, $10,000,000.
(f)    Dispositions. Except for (i) dispositions by Cleco Power set forth in Section 4.01(f) of the Company Disclosure Letter, (ii) dispositions of obsolete equipment or assets, dispositions of assets being replaced or dispositions of facilities that are no longer deemed used and useful, in each case in the ordinary course of business consistent with past practice, and (iii) dispositions by the Company or its subsidiaries of its assets in accordance with the terms of restructuring and divestiture plans mandated by applicable local or state regulatory agencies, the Company and its subsidiaries shall not sell, lease, license, grant any security interest in or otherwise dispose of or encumber (A) any of its assets or properties if the aggregate value of all such dispositions exceeds or may exceed, in the aggregate, $50,000,000 or (B) any material Company Intellectual Property or Company Systems. For the purposes of this Section 4.01(f), the value of any disposition or series of related dispositions shall mean the greater of (1) the book value or (2) the sales price, in each case of the person, asset or property which is the subject of such disposition and, in each case, together with the indebtedness and amounts paid for negative energy price risk management positions transferred by the Company or its subsidiaries in connection with such disposition.
(g)    Indebtedness. Except as disclosed in Section 4.01(g) of the Company Disclosure Letter, the Company and its subsidiaries shall not (i) incur, assume or otherwise become liable for, or guarantee any indebtedness or enter into any “keep well” or other agreement to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing (including any capital leases, “synthetic” leases or conditional sale or other title retention agreements) other than, with respect to Cleco Power, (A) short-term indebtedness incurred in the ordinary course of business consistent with past practice, (B) letters of credit obtained in the ordinary course of business consistent with past practice (including with respect to the individual and aggregate outstanding amounts of such letters of credit), (C) borrowings under existing credit facilities (or replacement facilities permitted by this Section 4.01(g)) (1) in the ordinary course of business consistent with past practice or (2) in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident to the extent permitted under Section 4.01(e)(iv)(B), (D) indebtedness incurred in connection with the refunding or refinancing of existing indebtedness (x) within ninety (90) days before or after maturity or upon final mandatory redemption (without the need for the occurrence of any special event) or (y) at a lower cost of funds; provided that, in the case of clause (x) or (y), such indebtedness is prepayable at par without interest or penalty, (E) guarantees or other credit support issued pursuant to energy price risk management or marketing positions established prior to the date of this Agreement or (F) in addition to the guarantees or other credit support contemplated by subsection (i)(E) of this Section 4.01(g), additional guarantees or other credit support issued in connection with energy price risk management or marketing activities in the ordinary course of business consistent with past practice or (ii) grant or incur any Lien that is material to the Company and its Subsidiaries.
(h)    Employee Benefits. Except as required by law, or the terms of any collective bargaining agreement or any Company Employee Benefit Plan listed on Section 3.01(l)(i) of the Company Disclosure Letter as in effect on the date hereof, or as disclosed specifically in Section 4.01(h) of the Company Disclosure Letter or as otherwise expressly permitted by this Agreement, the Company and its subsidiaries shall not (i) enter into, create, adopt, amend or terminate any Company Employee Benefit Plan, or other agreement, arrangement, Plan or policy between the Company or one of its subsidiaries and one or more of its directors, officers or employees (other than any amendment that is immaterial or administrative in nature), (ii) except for normal increases for non-executives of the Company and its subsidiaries in the ordinary course of business consistent with past practice, increase in any manner the compensation or benefits of any director, executive officer or other employee, (iii) except for normal salary and wage payments in the ordinary course of business consistent with past practice, pay any benefit or vest or accelerate the funding of any payment or benefit not required by any Plan or arrangement in effect as of the date of this Agreement and disclosed to Parent or (iv) enter into any collective bargaining agreements or newly certified bargaining units regarding mandatory subjects of bargaining under applicable law; provided, however, that the foregoing shall not restrict the Company or its subsidiaries from (A) entering into or making available to newly hired employees (other than officers) or to employees (other than officers) in the context of promotions based on job performance or workplace requirements in the ordinary course of business consistent with past practice, agreements, benefits and compensation arrangements (including non-equity incentive grants) that have, consistent with past practice, been made available to newly hired or promoted officers and employees as long as the total annual compensation of such employee does not exceed $200,000, or (B) entering into severance agreements in the ordinary course of business consistent with past practice with employees who are not executive officers in connection with terminations of employment of such employees.
(i)    Accounting. The Company and its subsidiaries shall not make any changes in their respective accounting methods materially affecting the reported consolidated assets, liabilities or results of operations of the Company, except as required by law or GAAP.
(j)    Insurance. The Company shall, and shall cause its subsidiaries to, maintain with financially responsible insurance companies (or through self-insurance, consistent with past practice) insurance in such amounts and against such risks and losses as are customary for companies engaged in their respective businesses.
(k)    Taxes. Except (i) as could not have a material adverse effect on the Company, (ii) as required or permitted pursuant to the terms and conditions of (A) that certain Settlement Agreement entered into by and between the Company, Cleco Power and the Department of Revenue for the State of Louisiana and executed on August 8, 2014; (B) that certain Pre-Compliance Assurance Process (PRE-CAP) Memorandum of Understanding entered into between the IRS and the Company and its subsidiaries dated April 2, 2013; (C) that certain Compliance Assurance Process (CAP) Memorandum of Understanding entered into between the IRS and the Company and its subsidiaries dated February 3, 2014; (D) that certain CAP Application and resulting Memorandum of Understanding for the fiscal year ending December 31, 2015 filed with the IRS prior to the execution of this Agreement; (E) that certain Settlement Agreement entered into by and between the Company, Cleco Power, Cleco Support Group LLC and the Rapides Parish Sales and Use Tax Department and executed on August 29, 2014, in each case, in the form made available to Parent prior to the date of this Agreement; or (iii) as required by law, the Company and its subsidiaries shall not make or change any election, change any annual accounting period, adopt or change any method of accounting, file any amended Tax Return, enter into any closing agreement, settle any claim or assessment, surrender any right to claim a refund, offset or other reduction in liability, consent to any extension or waiver of the limitations period applicable to any claim or assessment, in each case with respect to Taxes.
(l)    Release of Claims. Except as disclosed in Section 4.01(l) of the Company Disclosure Letter and except with respect to any non-material settlements or agreements with or before any Governmental Authorities in the ordinary course of business or, subject to Section 5.08, any Transaction Litigation, the Company and its subsidiaries shall not waive, release, assign, settle or compromise any claim, action or proceeding against the Company or any of its subsidiaries, other than waivers, releases, assignments, settlements or compromises that (i) with respect to the payment of monetary damages, involve only the payment of monetary damages (A) equal to or less than the amounts specifically reserved with respect thereto on the balance sheet as of December 31, 2013 included in the Company SEC Reports or (B) do not exceed $1,500,000 individually or $5,000,000 in the aggregate during any consecutive twelve-month period, and (ii) with respect to any non-monetary terms and conditions therein, impose or require actions that would not be material to the Company and its subsidiaries, taken as a whole.
(m)    Contracts. Except as permitted by Section 4.01(h), (i) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement or otherwise enter into any Contract that would materially restrict, after the Effective Time, Parent and its subsidiaries (including the Surviving Corporation and its subsidiaries) with respect to engaging or competing in any line of business or in any geographic area, (ii) waive, release, or assign any material rights or claims under, or materially modify or terminate any Company Material Contract or any other Contract that is material to the Company and its subsidiaries, taken as a whole, or any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement or (iii) enter into any Contract that contains a change of control or similar provision that would require a payment to any counterparty thereto in connection with the consummation of the Merger and/or the other transactions contemplated in this Agreement, (A) in any manner that is materially adverse to the

Company or (B) which would prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement.
(n)    Real Property.
(i)    The Company and its subsidiaries shall maintain all material Real Property in substantially the same condition as of the date of this Agreement, ordinary wear and tear excepted, and shall not demolish or remove any of the existing improvements or erect new improvements on any material Real Property or any portion thereof.
(ii)    The Company and its subsidiaries shall not amend, modify, extend, renew or terminate any material Lease and shall not enter into any new lease, sublease, license or other agreement for the use or occupancy of any material Real Property.
(o)    Rate Cases. Between the date of this Agreement and the Closing, the Company and its subsidiaries shall continue to diligently pursue the Rate Cases consistent with past practice and shall not file any new rate case or take any actions to modify or amend any existing rate order. To the extent permitted by law, the Company shall notify Parent about any material developments, or material communications with FERC or the LPSC, relating to any rate case (including the Rate Cases). Prior to making any commitments or settlement offers in any rate case (including the Rate Cases), the Company shall (and shall cause its subsidiaries to) consult with Parent and consider in good faith any suggestions made by Parent in connection therewith, and the Company shall not (and shall cause its subsidiaries not to) make any commitments regarding, or settle, any rate case (including the Rate Cases) without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed) to the extent any such commitment or settlement would result in an outcome for the Company and its subsidiaries that would be materially adverse to the Company or any of its subsidiaries, taking into account the requests made by the Company and its subsidiaries in the proceeding, the resolution of similar recent proceedings by the Company and its subsidiaries and the reasonable expectations of Parent as of the date hereof for such outcome.
Section 4.02    Non-Solicitation.
(a)    Except as expressly permitted by this Section 4.02, from and after the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company shall not, and shall cause its subsidiaries and its and their respective directors, officers or employees not to, and shall instruct and use its reasonable best efforts to cause its and their respective investment bankers, financial advisors, attorneys, accountants and other representatives (each, a “Representative”) not to, directly or indirectly, (i) solicit, initiate or knowingly encourage any inquiries, offers or the making of any proposal that constitutes or could reasonably be expected to lead to any Company Takeover Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions regarding any actual or potential Company Takeover Proposal, (iii) furnish any nonpublic information regarding the Company or any of its subsidiaries to any person (other than Parent or Merger Sub) in connection with or in response to any actual or potential Company Takeover Proposal, (iv) approve, endorse or recommend any Company Takeover Proposal except in connection with a Company Change of Recommendation pursuant to Section 4.02(e), or (v) grant any waiver, amendment or release under any standstill or confidentiality agreement or any Takeover Law, or fail to enforce any standstill or confidentiality agreement; provided, however, that this Section 4.02 shall not prohibit the Company, at any time prior to, but not after, obtaining the Company Shareholder Approval, from furnishing nonpublic information regarding the Company or any of its subsidiaries to, or entering into or participating in discussions or negotiations with, any person (and such person’s Representatives) in response to an unsolicited, written Company Takeover Proposal made after the date hereof that the Company Board or any committee thereof concludes in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or could reasonably be expected to result in a Company Superior Proposal, if (A) such Company Takeover Proposal did not result from a breach of this Section 4.02, (B) the Company Board or any committee thereof concludes in good faith that, after consultation with its outside legal counsel, the failure to take such action would be reasonably likely to result in a breach of the directors’ fiduciary duties under applicable law, (C) the Company has received from the person making such Company Takeover Proposal an executed confidentiality and standstill agreement between the Company and such person containing terms and conditions that are no less restrictive in any material respect to the other party than those contained in the Confidentiality Agreement, dated as of July 9, 2014 (the “Confidentiality Agreement”), between Macquarie Infrastructure Partners III, L.P. and the Company and (D) the Company promptly makes available to Parent any material non-public information concerning the Company and its subsidiaries that is provided to the person making such Company Takeover Proposal or its Representatives that was not previously made available to Parent or its Representatives. For purposes of this Agreement, “Company Takeover Proposal” means any bona fide proposal or offer from any person or group of persons relating to (i) any direct or indirect acquisition or purchase of a business that constitutes or generates 20% or more of the net revenues, net income or assets (including equity securities) of the Company and its subsidiaries, taken as a whole (a “Company Material Business”), (ii) any direct or indirect acquisition or purchase of 20% or more of any class of voting securities of the Company or of any subsidiary of the Company owning, operating or controlling a Company Material Business, (iii) any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more of any class of voting securities of the Company or (iv) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution or similar transaction involving the Company or any subsidiary of the Company owning, operating or controlling a Company Material Business, in each case other than the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Section 4.02(a) shall prohibit the Company or its directors, officers or Representatives from contacting any person who has made a Company Takeover Proposal solely to request the clarification of the terms and conditions thereof to the extent necessary to permit the Company Board or applicable committee to determine whether such Company Takeover Proposal is, or could reasonably be expected to result in, a Company Superior Proposal. The Company agrees that in the event any of its subsidiaries or Representatives takes any action which, if taken by the Company, would constitute a breach of this Section 4.02, the Company shall be deemed to be in breach of this Section 4.02.
(b)    The Company shall promptly, and in no event later than 24 hours after its receipt of any Company Takeover Proposal or any request for nonpublic information in connection with a Company Takeover Proposal, advise Parent orally and in writing of such Company Takeover Proposal or request (including providing the identity of the person or group of persons making or submitting such Company Takeover Proposal or request, and, (i) if it is in writing, a copy of such Company Takeover Proposal and any related draft agreements or (ii) if it is oral, a reasonably detailed summary thereof). The Company shall keep Parent informed on a reasonably prompt basis (and in no event later than twenty-four (24) hours following any such change) with respect to any change to the material terms of any such Company Takeover Proposal.
(c)    Upon the execution of this Agreement, the Company shall, and shall cause its subsidiaries and its and their respective officers, directors and employees, and shall instruct and use its reasonable best efforts to cause its and their respective Representatives to, immediately cease and terminate any existing activities, discussions or negotiations between the Company or any of its subsidiaries or any of their respective officers, directors, employees or Representatives and any person (other than Parent) that relate to any Company Takeover Proposal and shall deliver a written notice to each such person to the effect that the Company is ending all activities, discussions and negotiations with such person with respect to any actual or potential Company Takeover Proposal, effective on the date of this Agreement, and shall use its reasonable best efforts, including the exercise of any contractual rights of the Company or its subsidiaries, to obtain the prompt return or destruction of any confidential information previously furnished to such persons within twelve (12) months of the date hereof.
(d)    Except as otherwise expressly provided in Section 4.02(e) or (f), none of the Company, the Company Board or any committee thereof may (i) (A) withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify, the recommendation of the Company Board that the Company’s shareholders approve this Agreement, the Merger and the other transactions contemplated hereby (the “Company Recommendation”), (B) fail to include the Company Recommendation in the Proxy Statement, (C) recommend or otherwise declare advisable or propose to recommend, or otherwise declare advisable (publicly or otherwise), any Company Takeover Proposal, or (D) fail to publicly reaffirm the Company Recommendation within ten (10) Business Days after Parent so requests in writing (any of the foregoing, a “Company Change of Recommendation”); or (ii) enter into a letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement (other than a confidentiality agreement pursuant to Section 4.02(a)) (a “Takeover Agreement”) providing for any transaction or series of transactions involving a Company Takeover Proposal (a “Company Takeover Transaction”).
(e)    Notwithstanding anything in this Agreement to the contrary, the Company Board or any committee thereof may, at any time prior to receipt of the Company Shareholder Approval, (i) effect a Company Change of Recommendation in respect of a Company Takeover Proposal; and (ii) terminate this Agreement pursuant to Section 7.01(h) in order to enter into a written definitive agreement providing for a Company Takeover Transaction, in the case of clause (i) and clause (ii) if: (A) a Company Takeover Proposal is made to the Company after the date of this Agreement and has not been withdrawn; (B) such Company Takeover Proposal did not result from any breach of Section 4.02; (C) the Company Board or applicable committee thereof determines in good faith after consultation with its financial advisors and outside legal counsel that such offer constitutes a Company Superior Proposal and that failure to take such action would be reasonably likely to result in a breach of the directors’ fiduciary duties under applicable law; (D) the Company provides Parent four (4) Business Days’ prior written notice of its intention to take such action, which notice shall include the information with respect to such Company Superior Proposal that is specified in Section 4.02(b) (it being understood that any material revision or amendment to the terms of such Company Superior Proposal shall require a new notice and, in such case, all references to four (4) Business Days in this Section 4.02(e) shall be deemed to be three (3) Business Days); (E) during the applicable period described in clause (D) (the “Takeover Notice Period”), the Company negotiates in good faith with Parent and its Representatives, if requested by Parent, regarding any adjustments or modifications to the terms of this Agreement; and (F) at the end of the Takeover Notice Period, the Company Board or applicable committee again makes the determination in good faith, after consultation with its outside legal counsel and financial advisors (and after taking into account any adjustments or modifications proposed in writing by Parent during the Takeover Notice Period), that the Company Takeover Proposal continues to be a Company Superior Proposal and determines that the failure to take such action would be reasonably likely to result in a breach of the directors’ fiduciary duties under applicable law. For purposes of this Agreement, “Company Superior Proposal” means any written Company Takeover Proposal that the Company Board or committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, to be more favorable (taking into account (i) all financial and strategic considerations, including legal, financial, regulatory and other aspects of such Company Takeover Proposal and the Merger and the other transactions contemplated by this Agreement deemed relevant by the Company Board (or applicable committee), (ii) the identity of the third party making such Company Takeover Proposal and (iii) the conditions, prospects and timing for completion of such Company Takeover Proposal) to the Company’s shareholders than the Merger and the other transactions contemplated by this Agreement (taking into account all of the terms of any proposal by Parent to amend or modify the terms of the Merger and the other transactions contemplated by this Agreement), except that (A) the references to “20%” in clauses (i), (ii) and (iii) of the definition of “Company Takeover Proposal” in Section 4.02(a) shall each be deemed to be a reference to “75%”, (B) a “Company Takeover Proposal” shall only be deemed to refer to a transaction involving the Company, and not any of its subsidiaries or Company Material Businesses alone, and (C) the references to “or any subsidiary of the Company owning, operating or controlling a Company Material Business” in clauses (ii) and (iv) shall be deemed to be deleted.
(f)    Notwithstanding anything in this Agreement to the contrary, the Company Board or any committee thereof may, at any time prior to the receipt of the Company Shareholder Approval, effect a Company Change of Recommendation in response to any event, change, effect, development, condition or occurrence that affects or would reasonably be likely to affect the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, that (i) is material, individually or in the aggregate with any other such events, changes, effects, developments, conditions or occurrences, (ii) does not involve or relate to a Company Takeover Proposal, the Required Regulatory Approvals or Parent and (iii) is not known nor reasonably foreseeable as of or prior to the date hereof if: (x) the Company provides four (4) Business Days prior written notice to Parent, which notice shall include the information with respect to any such events, changes, effects, developments, conditions or occurrences; (y) during such four (4) Business Day period described in clause (x), the Company negotiates in good faith with Parent and its Representatives, if requested by Parent, regarding any adjustments or modifications to the terms of this Agreement; and (z) at the end of the four (4) Business Day period described in clause (x), the Company Board or applicable committee determines in good faith after consultation with its outside legal counsel (after taking into account any adjustments or modifications to the terms of this Agreement proposed in writing by Parent during the period described in clause (x)) that the failure to take such action would be reasonably likely to result in a breach of the directors’ fiduciary duties under applicable laws.
(g)    Nothing contained in this Section 4.02 or elsewhere in this Agreement shall prohibit the Company or the Company Board (or any committee thereof), directly or indirectly through its Representatives, from disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or making any other disclosure to its shareholders, in each case in connection with a Company Takeover Proposal, if the Company Board (or any committee thereof) has determined, after consultation with outside legal counsel, that the failure to do so would be inconsistent with applicable law; provided, however, that any such disclosure that constitutes or has the effect of a Company Change of Recommendation shall be subject to the provisions of this Section 4.02 with respect thereto (it being understood, however, that the disclosure of a “stop, look and listen” notice of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act in and of itself shall not be deemed a Company Change of Recommendation).
(h)    The parties agree that a Company Change of Recommendation effected in accordance with Section 4.02(e) or Section 4.02(f) shall not in and of itself violate any other provision of this Agreement.
Section 4.03    Other Actions. Subject to the terms and conditions set forth in this Agreement, including Section 5.03, the Company and Parent shall cooperate with each other and use (and shall cause their respective subsidiaries and controlled affiliates to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its (or their) part under this Agreement and applicable law to (i) consummate and make effective the Merger as soon as practicable and (ii) cause the satisfaction of all conditions set forth in Article VI.
Section 4.04    Financing.
(a)    Efforts to Obtain the Financing.
(i)    Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions (including the flex provisions) described in the Financing Commitments, including using (and causing its controlled affiliates to use) reasonable best efforts (A) to maintain in effect the Debt Financing Commitments in accordance with their terms, (B) to negotiate and enter into definitive agreements with respect to the Debt Financing Commitments on the terms and conditions (including the flex provisions) contained in the Debt Financing Commitments or, if available, on other terms that are no less favorable, when taken as a whole (as determined by Parent and Merger Sub), to Parent and Merger Sub than the terms and conditions (including the flex provisions) in the Debt Financing Commitments and would not adversely affect (including with respect to timing, taking into account the expected timing of the Marketing Period) the ability of Parent and Merger Sub to consummate the transactions contemplated herein, (C) to satisfy on a timely basis (taking into account the expected timing of the Marketing Period) all terms and conditions to funding in the Debt Financing Commitments and such definitive agreements in respect thereof within their control (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish information described in this Section 4.04) and in the Equity Financing Commitment, (D) to fully pay when due any and all commitment fees or other fees or amounts payable under the Financing Commitments and (E) to enforce their contractual rights under the Debt Financing Commitments, including using reasonable best efforts to cause the lenders thereunder to fund the Debt Financing at Closing.
(ii)    Neither Parent nor its controlled affiliates shall agree to any amendments or modifications to, or grant any waivers of, any condition or other provision or remedy under the Financing Commitments without the prior written consent of the Company to the extent such amendments, modifications or waivers would reasonably be expected to (A) reduce the aggregate amount of cash proceeds available from the Financing to fund the amounts required to be paid by Parent or Merger Sub under this Agreement below the amount required to consummate the Merger and the other transactions contemplated by this Agreement, (B) impose new or additional conditions under the Financing Commitments or otherwise expand, amend or modify any of the conditions under the Financing Commitments in a manner that would, in either case, reasonably be likely to prevent or delay or impair the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement, (C) materially adversely affect the ability of Parent to enforce its rights under the Financing Commitments, (D) prevent or materially delay the Closing or (E) make the funding of the Debt Financing materially less likely to occur. Notwithstanding the foregoing or any other provision of this Agreement, Parent may terminate, replace, supplement, amend, change or modify the Debt Financing Commitments, the Equity Financing Commitment and the Limited Guarantee (1) in the case of the Debt Financing Commitments, to add or change lenders, lead arrangers, bookrunners, syndication agents or similar entities, in each case in accordance with the Debt Financing Commitments, and (2) in the case of the Equity Financing Commitment or the Limited Guarantee, to add or change equity financing sources and Guarantors (each, a “New Equity Financing Source”), so long as (x) in the case of this clause (2), the amount of the Equity Commitment (as defined in the Equity Financing Commitment) to be contributed by all New Equity Financing Sources shall not exceed, in the aggregate, the amount set forth in Section 4.04(a)(ii) of the Company Disclosure Letter and each New Equity Financing Source shall be a bona fide entity with cash or cash equivalents equal to or in excess of its pro rata share of the Equity Commitment (as defined in the Equity Financing Commitment) or the contractual right to call upon such cash or cash equivalents and (y) in the cases of clauses (1) and (2), any such termination, replacement, supplementation, amendment, change or modification (I) complies with the terms of this Agreement and the then-existing Financing Commitments (as they may have been so amended) and (II) does not adversely impact the ability of Parent to consummate the transactions contemplated by this Agreement or otherwise prevent or materially delay or materially impair the consummation of the transactions contemplated hereby. Any reference in this Agreement to the “Equity Financing Commitment” or the “Limited Guarantee” shall include the Equity Financing Commitment or the Limited Guarantee, as the case may be, as replaced, supplemented, amended, changed or modified in accordance with this Section 4.04(a)(ii), and any reference in this Agreement to a “Guarantor” shall include any New Equity Financing Source that has been added or substituted in accordance with this Section 4.04(a)(ii). For the avoidance of doubt, a Guarantor shall be released from and shall have no further liability or obligation to any member of the Parent Group or any member of the Company Group with respect to that portion of (xx) its pro rata share of the Equity Commitment (as defined in the Equity Financing Commitment) and (yy) its pro rata portion of the Guaranteed Obligations (as defined in the Limited Guarantee), in each case that has been transferred to and/or assumed by a New Equity Financing Source pursuant to this Section 4.04(a)(ii). Upon any replacement, supplementation, amendment, change or modification to the Equity Financing Commitment or the Limited Guarantee in accordance with this Section 4.04(a)(ii) that has the effect of substituting a New Equity Financing Source for an existing Guarantor in its entirety, any Guarantor so substituted shall be released from and shall have no further liability or obligation with respect to this Agreement, the Equity Financing Commitment, the Limited Guarantee or the transactions contemplated hereby or thereby, or otherwise, to any member of the Parent Group or any member of the Company Group. Parent and Merger Sub shall give the Company prompt notice (aa) of any waiver, amendment or modification of the Financing Commitments or the Limited Guarantee or any actual or alleged breach or default by any party to any of the Financing Commitments or the Limited Guarantee, in each case of which Parent or Merger Sub is aware, (bb) of the receipt of (xxx) any written notice or (yyy) any other written communication, in each case from any Financing Source with respect to any (AA) actual or alleged breach, default, termination or repudiation by any party to any of the Financing Commitments or any definitive document related to the Financing or (BB) material dispute or disagreement between or among any parties to any of the Financing Commitments with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing, in each case which would make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) materially less likely to occur or materially delay the availability of the Debt Financing, and (cc) if for any reason Parent or Merger Sub determine in good faith that it will not be able to obtain all or any portion of the Financing prior to the Termination Date. As soon as reasonably practicable, Parent and Merger Sub shall provide any material information reasonably requested by the Company relating to any circumstance referred to in clause (aa), (bb) or (cc) of the immediately preceding sentence. Upon the occurrence of any circumstance referred to in clause (aa), (bb) or (cc) of the second preceding sentence or if any portion of the Debt Financing otherwise becomes unavailable, and such portion is reasonably required to fund the aggregate Merger Consideration and all fees, expenses and other amounts contemplated to be paid by Parent, Merger Sub or the Surviving Corporation pursuant to this Agreement, Parent and Merger Sub shall use their reasonable best efforts to promptly arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement on terms and conditions not less favorable to Parent or Merger Sub (in the reasonable judgment of Parent) than the terms set forth in the Debt Financing Commitments (including the flex provisions thereof). Any reference in this Agreement to the “Debt Financing” shall include any such alternative financing, any reference in this Agreement to the “Debt Financing Commitments” shall include the commitment letter and the corresponding fee letter with respect to any such alternative financing, and any reference in this Agreement to the “Debt Financing Sources” shall include the financing institutions contemplated to provide any such alternative financing. Notwithstanding anything to the contrary contained in this Agreement, in no event shall Parent or Merger Sub be required to pay any fees or any interest rates applicable to the Debt Financing in excess of those contemplated by the Debt Financing Commitments (including the flex provisions), or agree to any “market flex” term less favorable to Parent, Merger Sub or the Surviving Corporation than such corresponding market flex term contained in or contemplated by the Debt Financing Commitments (in either case, whether to secure waiver of any conditions contained therein or otherwise). Parent shall keep the Company informed on a prompt basis in reasonable detail of the status of its efforts to arrange the Financing and shall promptly provide to the Company copies of all alternative financing commitments and related fee letters, redacted to the same extent as copies of the Debt Financing Commitments delivered by Parent on or prior to the date hereof.
(b)    Financing Cooperation. Prior to the Closing, the Company shall use reasonable best efforts to provide to Parent and Merger Sub, and shall cause each of its subsidiaries and controlled Company Joint Ventures to use its reasonable best efforts to provide, and shall use its reasonable best efforts to cause its Representatives, including legal and accounting advisors, and controlled Company Joint Ventures to provide, in each case at Parent’s sole expense, all cooperation reasonably requested by Parent and Merger Sub that is necessary or advisable in connection with arranging, obtaining and syndicating the Financing and causing the conditions in the Financing Commitments to be satisfied, including using reasonable best efforts in:
(i)    assisting with the preparation of Offering Documents,
(ii)    preparing and furnishing to Parent and the Debt Financing Sources as promptly as practicable all Required Information and all other pertinent information and disclosures relating to the Company and its subsidiaries (including their businesses, operations, financial projections and prospects) as may be reasonably requested by Parent and customary to assist in preparation of the Offering Documents,
(iii)    having the Company designate members of senior management of the Company to execute customary authorization letters with respect to Offering Documents and participate in a reasonable number of presentations, road shows, due diligence sessions, drafting sessions and sessions with ratings agencies in connection with the Financing, including direct contact between such senior management of the Company and its subsidiaries and the Financing Sources and other potential lenders in the Financing,
(iv)    assisting Parent in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Debt Financing Commitments,
(v)    requesting the Company’s independent auditors to cooperate with Parent’s reasonable best efforts to obtain customary accountant’s comfort letters (including “negative assurance”) and consents from the Company’s independent auditors,
(vi)    assisting in the preparation of, and executing and delivering, as of the Closing, definitive financing documents, including guarantee and collateral documents and customary closing certificates as may be reasonably required in connection with the Financing (including a certificate of an appropriate officer of the Company with respect to solvency of the Company and its subsidiaries on a consolidated basis to the extent required by the Debt Financing Sources) and other customary documents as may be reasonably requested by Parent,
(vii)    facilitating the pledging of collateral for the Financing,

(viii)    assisting the Financing Sources in benefiting from the existing lending relationships of the Company and its subsidiaries,
(ix)    requesting from the Company’s existing lenders such customary documents in connection with refinancings as reasonably requested by Parent in connection with the Financing and collateral arrangements, including customary payoff letters, lien releases, instruments of termination or discharge,
(x)    furnishing Parent and the Debt Financing Sources with all documentation and other information required by Governmental Authorities with respect to the Debt Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, and
(xi)    cooperating with Parent to the extent within the control of the Company and its subsidiaries, and taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Financing;
provided, however, that (A) nothing in this Section 4.04(b) shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its subsidiaries, (B) neither the Company nor any of its subsidiaries shall be required to commit to take any action relating to the Financing that is not contingent upon the Closing (including the entry into any agreement) or that would be effective prior to the Effective Time (or, without limitation of the foregoing, execute any definitive financing documents (except the authorization letter delivered pursuant to the foregoing clause (iii) prior to the Closing, or any other agreement, certificate, document or instrument that would be effective prior to the Closing), or incur any other liability or provide or agree to provide any indemnity in connection with the Financing, in each case that is not subject to the occurrence of the Closing), (C) none of the Company Board or board of directors (or equivalent bodies) of any of the Company’s subsidiaries shall be required to adopt or enter into any resolutions or take similar action approving the Financing (except that concurrently with the Closing the boards (or their equivalent bodies) of subsidiaries of the Company may adopt resolutions or take similar actions that do not become effective until the Effective Time) and (D) that would reasonably be expected to cause any director, officer or employee of the Company or any of its subsidiaries to incur any personal liability relating to the Financing. The Company and its outside legal counsel shall be given reasonable opportunity to review and comment upon any private confidential information memoranda or similar documents, or any materials for rating agencies, in each case, prepared after the date hereof, that include information about the Company or any of its subsidiaries prepared in connection with the Debt Financing. Parent shall indemnify and hold harmless the Company, its subsidiaries and its and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the arrangement of the Financing (including any action taken in accordance with this Section 4.04(b) and any information utilized in connection therewith (other than historical information relating to the Company or its subsidiaries provided in writing by the Company or its subsidiaries), except to the extent such losses, damages, claims, costs, expenses, interests, awards, judgments and penalties arise from the Company’s or any subsidiaries’ gross negligence, bad faith or willful misconduct as determined by a court of competent jurisdiction.

Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company or its subsidiaries in connection with this Section 4.04(b)).

(c)    Current Information. The Company hereby consents to the use of the Company’s logos in connection with the Financing in a form and manner mutually agreed with the Company; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any of its subsidiaries or the reputation or goodwill of the Company or any of its subsidiaries. In connection with any Offering Document prepared by Parent and used to market any debt securities contemplated pursuant to the Debt Financing Commitments prior to the Closing, the Company will, upon request of Parent, use its reasonable best efforts to periodically update any Required Information included in such Offering Document so that such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.
(d)    Nothing contained in this Section 4.04 or otherwise shall require the Company to issue any securities or become an obligor with respect to the Debt Financing prior to the Closing.
(e)    Parent and Merger Sub acknowledge and agree that obtaining the Financing, or any alternative financing, is not a condition to Closing.
ARTICLE V
ADDITIONAL AGREEMENTS

Section 5.01    Preparation of the Proxy Statement; Shareholders Meeting.
(a)    As soon as reasonably practicable following the date of this Agreement, the Company shall prepare a preliminary Proxy Statement and shall use its reasonable best efforts to cause such preliminary Proxy Statement to be filed with the SEC within twenty (20) Business Days following the date of this Agreement. The Proxy Statement shall comply as to form in all material respects with the applicable provisions of the Exchange Act. Parent shall cooperate with the Company in the preparation and filing of the Proxy Statement, and shall furnish all information concerning it that is necessary in connection with the preparation of the Proxy Statement and is reasonably requested by the Company. The Company shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after such filing and the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable after the date that the Company learns the Proxy Statement will not be reviewed by the SEC staff or that the SEC staff has no further comments thereon. Prior to filing or mailing the Proxy Statement or filing any other required documents (or in each case, any amendment or supplement thereto) or responding to any comments of the SEC or its staff with respect thereto, the Company shall provide Parent with an opportunity to review and comment on such document or response (including by participating in any substantive discussions or meetings with the SEC) and shall give good faith consideration to any comments made by Parent and its counsel. The Company will notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will provide Parent with copies of all correspondence between the Company and the SEC or its staff with respect to the Proxy Statement or the transactions contemplated by this Agreement.
(b)    If, at any time prior to obtaining the Company Shareholder Approval, any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, is discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any untrue of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall as promptly as practicable notify the other party and an appropriate amendment or supplement describing such information shall be filed with the SEC as promptly as practicable after the other party has had a reasonable opportunity to review and comment thereon, and, to the extent required by applicable law, disseminated to the Company’s shareholders.
(c)    The Company shall duly call, give notice of, convene and hold a meeting of its shareholders, to be held as promptly as practicable after the Proxy Statement is cleared by the SEC for mailing to the Company’s shareholders in accordance with Section 5.01(a) (the “Company Shareholders Meeting”), for the purpose of obtaining the Company Shareholder Approval and any other matters required under applicable law and the NYSE rules and regulations to be considered at the Company Shareholders Meeting. Notwithstanding the foregoing, if on a date for which the Company Shareholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares to constitute a quorum and to obtain the Company Shareholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Shareholders Meeting solely for the purpose of and for the minimum amount of time necessary to obtain such a quorum or to obtain the Company Shareholder Approval; provided, that, without Parent’s express written consent, the Company shall not postpone or adjourn the Company Shareholders Meeting to a date that is more than thirty (30) days after the date for which the Company Shareholders Meeting was originally scheduled and in no event later than five (5) Business Days prior to the Termination Date, in each case after taking into account all postponements and/or adjournments. Notwithstanding any Company Change of Recommendation, the Company Board shall present this Agreement for approval at the Company Shareholders Meeting. At the Company Shareholders Meeting, unless there shall have been a Company Change of Recommendation in accordance with Section 4.02(e) or Section 4.02(f), the Company Board will make the Company Recommendation, and the Company will, unless there has been a Company Change of Recommendation, use its reasonable best efforts to solicit from its shareholders proxies in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, and to take all other action necessary or advisable to secure the Company Shareholder Approval.
(d)    If requested by Parent, the Company shall promptly conduct a “broker search” as contemplated by and in accordance with Rule 14a-13 promulgated under the Exchange Act with respect to the Company Shareholders Meeting (based on a record date that is the shortest number of days permitted under applicable law and the Company’s organizational documents). If at any time the current record date for the Company Shareholders Meeting is not reasonably likely to satisfy the requirements of applicable law and the Company’s organizational documents, the Company shall set a new record date mutually determined by Parent and the Company and shall continue to comply with the “broker search” requirements of Rule 14a-13 promulgated under the Exchange Act with respect to any such new record date.
Section 5.02    Access to Information; Confidentiality; Effect of Review.
(a)    Access. From the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its subsidiaries and each of their respective Representatives to: (i) provide to Parent and Merger Sub and their respective Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of the business conducted by the Company or any of its subsidiaries, upon prior written notice to the Company, to the officers, employees, auditors, properties, offices and other facilities of the Company and its subsidiaries and to the books and records thereof; (ii) furnish promptly to Parent and Merger Sub and their respective Representatives such information concerning the business, properties, contracts, assets and liabilities of the Company and its subsidiaries as Parent and Merger Sub or their respective Representatives may reasonably request; and (iii) to the extent permitted by law, furnish promptly to Parent each report, schedule and other document filed or received by the Company or any of its subsidiaries pursuant to the requirements of federal or state securities or regulatory laws or filed with or sent to the SEC, FERC, the U.S. Department of Justice, the Federal Trade Commission or any other Governmental Authority; provided that the foregoing shall not require the Company or any of its subsidiaries or Representatives to furnish any such materials that are otherwise publicly available; provided, further, that the Company shall not be required to (or to cause any of its subsidiaries to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would: (A) result in a loss of attorney-client privilege or work-product protection; (B) violate any obligations of the Company or any of its subsidiaries with respect to confidentiality to any third party or otherwise breach, contravene or violate any then effective Contract to which the Company or any of its subsidiaries is a party; or (C) breach, contravene, or violate any applicable law (including the HSR Act or any other antitrust or competition law); provided, further, that the Company shall use commercially reasonable efforts to obtain any consents of third parties that are necessary to allow such information to be disclosed to Parent, Merger Sub and their respective Representatives and shall otherwise use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a breach of clauses (A), (B) or (C) (including pursuant to the use of “clean room” arrangements pursuant to which Representatives of Parent could be provided access to such information).
(b)    All information provided pursuant to Section 5.02(a) shall be subject to the applicable terms of the Confidentiality Agreement.
Section 5.03    Regulatory Matters; Reasonable Best Efforts.
(a)    Regulatory Approvals. Each party hereto shall cooperate and promptly prepare and file all necessary and appropriate documentation, to effect all necessary and advisable applications, notices, petitions and filings, and, subject to the terms and conditions of this Agreement including Section 5.03(b), shall use reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things in order to, (i) obtain all approvals and authorizations of all Governmental Authorities, necessary or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Merger and the other transactions contemplated by this Agreement, including the Company Required Statutory Approvals and the Parent Required Statutory Approvals, (ii) make all registrations and filings, and thereafter, make any other required submissions, and pay any fees due in connection therewith, with any Governmental Authority or other persons necessary or advisable in connection with the consummation of the transactions contemplated by this Agreement, (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, (iv) seek to have lifted or rescinded any injunction or restraining order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby, in each case until the issuance of a final, non-appealable order with respect thereto, and (v) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement.
(b)    Reasonable Best Efforts. In furtherance of the obligations set forth in Section 5.03(a), but subject to the terms and conditions of this Agreement, including this Section 5.03(b), each party agrees to use its reasonable best efforts to take (and to cause its subsidiaries and controlled affiliates to take) promptly any and all actions and promptly make any and all undertakings necessary to obtain the Company Required Statutory Approvals and the Parent Required Statutory Approvals so as to enable the parties to close the transactions contemplated by this Agreement as promptly as practicable, including by (i) accepting terms, conditions, liabilities, obligations, commitments or sanctions or proposing, negotiating, agreeing or committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license, disposition or limitation on usage of any business, product line, properties, license, right, operations or assets of Parent or its subsidiaries or of the Company or the Surviving Corporation or any of their respective subsidiaries, (ii) otherwise taking or committing to take actions that after the Closing would limit Parent’s or its subsidiaries’ (including, after the Closing, the Surviving Corporation’s) freedom of action with respect to, or its or their ability to retain, one or more of its or its subsidiaries’ (including, after the Closing, the Surviving Corporation’s) businesses, product lines, properties, licenses, rights, operations or assets, (iii) taking or committing to take actions to maintain the credit rating of Cleco Power at investment grade levels, (iv) accepting financial restrictions on Parent or its subsidiaries or on the Company, the Surviving Corporation or their respective subsidiaries and (v) accepting governance and operational restrictions, including restrictions on the ability to change rates or charges or standards of service or the scope of the business of Parent or its subsidiaries or of the Company, the Surviving Corporation or their respective subsidiaries and taking or committing to take actions related to customary “ring-fencing” at Cleco Power; provided that, except with respect to the liabilities, obligations and commitments of each Guarantor under the Equity Financing Commitment and the Limited Guarantee, Parent shall not be required to take any action or make any undertaking, or commit to take any action or make any undertaking, including accepting any term, condition, liability, obligation, commitment or sanction, that would impose any undertaking, term, condition, liability, obligation, commitment or sanction on any Guarantor or any affiliate of or any entity in which such Guarantor directly or indirectly owns any equity interests (other than Parent or its subsidiaries). Notwithstanding the obligations set forth in this Section 5.03(b), nothing herein shall require (and reasonable best efforts shall in no event require) any party or its subsidiaries or affiliates to agree to or take any action, including any action of the type described above in clauses (i) through (v), make any undertaking or agree to any term, condition, liability, obligation, commitment or sanction in connection with the consummation of the transactions contemplated by this Agreement that, individually or in the aggregate, constitutes or would reasonably be expected to constitute a Burdensome Effect. A “Burdensome Effect” shall mean any terms, conditions, liabilities, obligations, commitments or sanctions imposed upon or otherwise affecting, directly or indirectly, Parent, the Company, their respective subsidiaries, any direct or indirect owner of Parent, or any Company Joint Venture (A) in any order or Consent of a Governmental Authority with respect to the transactions contemplated by this Agreement, including the Required Regulatory Approvals, or (B) under any Merger Law that, in the case of either clause (A) or clause (B), individually or in the aggregate, has had or would be reasonably likely to have a material adverse effect on the condition (financial or otherwise), assets, liabilities, businesses or results of operations of (1) the Company and its subsidiaries, taken as a whole, or (2) Parent and its subsidiaries, taken as whole (in the case of this clause (2), after giving effect to the Merger and the other transactions contemplated by this Agreement); provided, that for the purpose of determining whether a Burdensome Effect has occurred or would be reasonably likely to occur, the Company and its subsidiaries, in the aggregate, shall be deemed to have the assets, liabilities, businesses and results of operations of a hypothetical company that has 50% of the aggregate assets, liabilities, businesses and results of operations of the Company and its subsidiaries; and provided, further, that any such terms, conditions, liabilities, obligations, commitments or sanctions shall not be taken into account in determining whether a Burdensome Effect has occurred or would be reasonably likely to occur to the extent they implement any Regulatory Commitments. Neither Parent nor Merger Sub, directly or indirectly through one or more of their respective subsidiaries or affiliates, shall acquire any regulated electric or gas distribution utility in the State of Louisiana, other than pursuant to the transactions contemplated by this Agreement, that would reasonably be expected to cause a material delay in the satisfaction of the conditions contained in Article VI or the consummation of the Merger.
(c)    Nothing in this Section 5.03 shall obligate Parent or the Company or any of their respective subsidiaries to take any action that is not conditioned on the Closing.
(d)    The Company and Parent agree (i) that the applications submitted to FERC and the LPSC with respect to the Merger shall include the information concerning the Merger, the Company and its subsidiaries, and Parent required by applicable laws of the State of Louisiana and such other jurisdictions as may be mutually determined by the Company and Parent, (ii) that such applications and any amendments or supplements thereto shall include the Regulatory Commitments to the extent applicable to such jurisdictions and such additional agreements or commitments as the Company and Parent agree are advisable to obtain prompt approval of such applications, and (iii) that, subject to compliance by each party with its obligations under Section 5.03(a) and Section 5.03(b), neither the Company nor Parent shall agree to, or accept, any additional or different agreements, commitments or conditions in connection with the Merger pursuant to any settlement or otherwise with the LPSC or any other Governmental Authority, in the case of any agreement, commitment or condition to which the Company of any of its subsidiaries is a party or otherwise affecting the Company or any of its subsidiaries, without the prior written consent of Parent, and in the case of any agreement, commitment or condition to which Parent is a party and affecting the Company or any of its subsidiaries, without the prior written consent of the Company if such agreement, commitment or condition is effective prior to the Effective Time.
(e)    Unless prohibited by applicable law or by the applicable Governmental Authority, (i) to the extent reasonably practicable, neither Parent, Merger Sub nor the Company shall participate in or attend any meeting, or engage in any substantive conversation with any Governmental Authority (including any member of any Governmental Authority’s staff) in respect of this Agreement, the Merger or the other transactions contemplated by this Agreement (including with respect to any of the actions referred to in Section 5.03(a) or Section 5.03(b)) without the other, (ii) to the extent reasonably practicable, each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall give the other party reasonable prior notice of any such meeting or conversation, (iii) in the event (A) Parent or (B) the Company is prohibited by applicable law or by the applicable Governmental Authority from participating in or attending any such meeting or engaging in any such conversation, the Company (in the event of (A)) or Parent (in the event of (B)) shall keep such other party reasonably apprised with respect thereto, (iv) the parties shall cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement, the Merger or the other transactions contemplated herein, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority and (v) to the extent reasonably practicable, each party shall furnish the other party with copies of all substantive correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and its subsidiaries and affiliates and their respective Representatives, on the one hand, and any Governmental Authority (including any member of any Governmental Authority’s staff), on the other hand, with respect to this Agreement, the Merger or the other transactions contemplated herein.
(f)    Notwithstanding anything in this Section 5.03 to the contrary, the Company and Parent shall cooperate and work jointly in the preparation and filing of any related applications, filings or other materials with any Governmental Authority (including the LPSC) and, to the extent reasonably practicable, (i) in all communications with such Governmental Authority, (ii) for scheduling and conducting any meeting with such Governmental Authority, (iii) for coordinating and making any applications and filings with, and resolving any investigation or other inquiry of, such Governmental Authority, and (iv) for the purpose of obtaining the Parent Required Statutory Approvals, the Company Required Statutory Approvals or any other Consents required of any Governmental Authorities in connection with this Agreement, the Merger or the other transactions contemplated hereby; provided, however, in each case, that the Company and Parent, as applicable, shall consult with the other party reasonably in advance of taking any such action. Each party shall notify the other party promptly of (A) any notice or other communication from any person alleging that such person’s Consent is or may be required in connection with the transactions contemplated by this Agreement, (B) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement and (C) any actions, suits, claims, litigations, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Parent, Merger Sub, the Company or any of their respective subsidiaries that, in any such case, relate to this Agreement, the Merger or the other transactions contemplated by this Agreement (other than litigation covered by Section 5.08).
(g)    Parent hereby recognizes and acknowledges that the Company is subject to the plenary jurisdiction and regulatory authority of the LPSC and also is subject to the jurisdiction and regulatory authority of the FERC and that the Company’s business operations that are subject to the jurisdictions of the LPSC and FERC are ongoing and are contemplated to continue to be ongoing before and after the Effective Time and regardless of whether or not the Merger is consummated. Notwithstanding anything to the contrary in this Section 5.03, nothing in this Section 5.03 is intended to, or has the meaning and purpose of, preventing in any way or degree the Company’s normal and ordinary practices and abilities to meet with or have conversations with the LPSC and FERC concerning the Company’s ongoing operations that are subject to the LPSC’s or the FERC’s jurisdictions, respectively. Parent hereby recognizes and acknowledges that the Company, in the normal and ordinary course and scope of its meetings and conversations with the LPSC and FERC concerning the Company’s ongoing operations, may find it also appropriate to discuss the Merger (including, without limitation, responding to inquiries as to the potential effects of the Merger on the ongoing operations under discussion), without Parent being present and participating in such discussions, at all times consistent with the obligation of the Company under this Section 5.03 to use its reasonable best efforts to take (and to cause its subsidiaries and controlled affiliates to take) promptly any and all actions and promptly make any and all undertakings necessary to obtain the Company Required Statutory Approvals and the Parent Required Statutory Approvals so as to enable the parties to close the transactions contemplated by this Agreement as promptly as practicable. In the event of such discussions by the Company with the LPSC or FERC, without Parent participating in such discussions, the Company promptly thereafter shall reasonably apprise Parent of such discussions concerning the Merger.
(h)    Takeover Laws. Without limiting the generality of Section 5.03(b), the Company and Parent shall (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement and (ii) if any Takeover Law becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to ensure that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such Takeover Law on the Merger and the other transactions contemplated by this Agreement.
Section 5.04    Employee Matters.
(a)    Following the Effective Time and for a period ending on the second anniversary of the Effective Time (the “Benefit Period”), Parent shall provide, or shall cause to be provided, to officers and employees of the Company and its subsidiaries as of the Effective Time (“Affected Employees”) (i) an annual base salary and annual cash incentive compensation opportunities that are no less favorable than the annual base salary and annual cash incentive compensation opportunities provided to such Affected Employees under the Company Employee Benefit Plans listed on Section 3.01(l)(i) of the Company Disclosure Letter immediately prior to the Effective Time, and (ii) other employee benefits that are substantially similar in the aggregate to the other employee benefits provided to such Affected Employees under the Company Employee Benefit Plans listed on Section 3.01(l)(i) of the Company Disclosure Letter immediately prior to the Effective Time.
(b)    For purposes of participation, vesting and level of vacation or severance benefits (but not for benefit accrual purposes), and eligibility to participate under the employee benefit plans, programs and policies of Parent and its subsidiaries providing benefits to any Affected Employee during the Benefit Period (including the Company Employee Benefit Plans) (the “New Plans”), each Affected Employee shall be credited with his or her years of service with the Company and its subsidiaries and their respective predecessors before the Effective Time, to the same extent and for the same purpose as such Affected Employee was entitled, immediately before the Effective Time, to credit for such service under any similar Company Employee Benefit Plan in which such Affected Employee participated or was eligible to participate immediately prior to the Effective Time; provided that such service credit shall not be provided (i) under any defined benefit pension plans or retiree medical plans or programs of Parent and its affiliates or with respect to the level of allocations to any retirement plans of Parent and its affiliates, or (ii) if it would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, during the Benefit Period Parent shall cause (A) each Affected Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Company Employee Benefit Plan in which such Affected Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (B) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Affected Employee, any evidence of insurability requirements, all pre-existing condition exclusions and actively-at-work requirements of such New Plans to be waived for such Affected Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plan. During the Benefit Period, Parent shall cause any eligible expenses incurred by any Affected Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Affected Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Affected Employee and his or her covered dependents for the applicable plan year; provided that such amount was taken into account for the same purpose under the similar Company Employee Benefit Plan for such period and would not result in the duplication of benefits.
(c)    Parent shall, or shall cause the Surviving Corporation to, assume and honor the obligations of the Company and its subsidiaries under all employment, severance, consulting, retirement and other compensation contracts between either the Company or any of its subsidiaries, on the one hand, and any current or former director, officer or employee thereof, on the other hand, to the extent listed on Section 3.01(l)(i) of the Company Disclosure Letter, and all provisions for vested benefits or other vested amounts earned or accrued through the Effective Time under the Company Employee Benefit Plans, in accordance with their terms as in effect on the date hereof; provided that this shall not prohibit amendments or terms in accordance with the terms thereof or as set forth on Section 5.04(c) of the Company Disclosure Letter.
(d)    The provisions of this Section 5.04 are solely for the benefit of the parties to this Agreement and no current or former employee, officer, director or independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. Nothing in this Agreement shall be construed as an amendment to any Company Employee Benefit Plan, New Plan or other employee benefit plan for any purpose. No provision of this Agreement shall create any right in any employee or officer of the Company or any of its subsidiaries to continued employment by Parent or any of its affiliates, including the Surviving Corporation, or preclude the ability of Parent or any of its affiliates, including the Surviving Corporation, to terminate the employment of any employee or officer for any reason.
Section 5.05    Indemnification, Exculpation and Insurance.
(a)    Each of Parent, Merger Sub and the Company agrees that, to the fullest extent permitted under applicable law, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors and officers, and the fiduciaries currently indemnified under benefit plans of the Company and its subsidiaries, as provided in their respective certificate or articles of incorporation, by-laws (or comparable organizational documents) or other agreements providing indemnification, advancement or exculpation, shall survive the Merger and shall continue in full force and effect in accordance with their terms, and that for six (6) years from and after the Effective Time, no such provision in any certificate or articles of incorporation, by-laws (or comparable organizational document) or other agreement shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder to any such individual with respect to acts or omissions occurring at or prior to the Effective Time. From and after the Effective Time, Parent shall cause the Surviving Corporation and its subsidiaries to honor and perform, in accordance with their respective terms, each of the covenants contained in this Section 5.05.
(b)    For six (6) years from and after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect the directors’ and officers’ liability (and fiduciary) insurance policies currently maintained by the Company covering acts or omissions occurring on or prior to the Effective Time with respect to those persons who are currently covered by the Company’s respective directors’ and officers’ liability (and fiduciary) insurance policies on terms with respect to such coverage and in amounts no less favorable to the Company Indemnified Parties than those set forth in the relevant policy in effect on the date of this Agreement; provided that the annual cost thereof shall not exceed 300% of the annual cost of such policies as of the date hereof. If such insurance coverage cannot be maintained for such cost, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance otherwise obtainable for such cost. Prior to the Effective Time, the Company may purchase a six-year “tail” prepaid policy on terms and conditions no less favorable to the Company Indemnified Parties than the existing directors’ and officers’ liability (and fiduciary) insurance maintained by the Company, covering without limitation the transactions contemplated hereby; provided that the aggregate cost thereof shall not exceed 600% of the annual cost of the directors’ and officers’ liability (and fiduciary) insurance maintained by the Company as of the date hereof. If such “tail” prepaid policy has been obtained by the Company prior to the Effective Time, it shall satisfy the obligations set forth in the first two sentences of this paragraph (b).

(c)    For six (6) years from and after the Effective Time, Parent shall cause the Surviving Corporation to, indemnify and hold harmless each present director and officer of the Company or any of its subsidiaries (in each case, for acts or failures to act in such capacity), determined as of the date hereof, and any person who becomes such a director or officer between the date hereof and the Effective Time (collectively, the “Company Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees, costs and expenses), judgments, fines, losses, claims, amounts paid in settlement, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or relating to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), to the fullest extent permitted by applicable law (and Parent shall cause the Surviving Corporation to also advance expenses (including reasonable attorneys’ fees, costs and expenses) to such persons as incurred to the fullest extent permitted under applicable law; provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).
(d)    The obligations of Parent and the Surviving Corporation under this Section 5.05 shall not be terminated or modified by such parties in a manner so as to adversely affect any Company Indemnified Party, or any other person entitled to the benefit of Section 5.05(a) and Section 5.05(b), as the case may be, to whom this Section 5.05 applies without the consent of the affected Company Indemnified Party, or such other person, as the case may be. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations of Parent, or the Surviving Corporation, as the case may be, set forth in this Section 5.05.
(e)    The provisions of this Section 5.05 are (i) intended to be for the benefit of, and, from and after the Effective Time, will be enforceable by, each of the Company Indemnified Parties and their respective heirs and personal representatives and (ii) in addition to, and not in substitution for or in limitation of, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such person may have by contract or otherwise.
Section 5.06    Fees and Expenses. Except as provided in this Section 5.06, Section 7.03 and Section 7.04, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of the Company and Parent shall each bear and pay one-half of the costs and expenses (other than attorneys’ fees and expenses) incurred in connection with (a) the filing, printing and mailing of the Proxy Statement (including SEC filing fees), (b) the filings of the premerger notification and report forms under the HSR Act (including filing fees) and (c) the preparation and filing of all applications, filings or other materials with the LPSC. The Surviving Corporation shall file any return with respect to, and shall pay, any state or local Taxes (including penalties or interest with respect thereto), if any, that are attributable to (i) the transfer of the beneficial ownership of the

Company’s real property and (ii) the transfer of Company Common Stock pursuant to this Agreement as a result of the Merger. The Company and Parent shall cooperate with respect to the filing of such returns, including supplying any information that is reasonably necessary to complete such returns.
Section 5.07    Public Announcements. The Company and Parent will consult with each other before issuing, and provide each other the reasonable opportunity to review, comment upon and concur with, any press release or other public statements with respect to the transactions contemplated by this Agreement, including the Merger, and shall not issue any such press release or make any such public statement prior to such consultation, except (a) as the Company or Parent, as the case may be, after consultation with outside counsel, determines is required by applicable law or applicable rule or regulation of the NYSE (in which case, the party required to issue or make such press release or announcement shall give reasonable notice to the other party, including the opportunity to review or comment on such press release or announcement to the extent reasonably practicable) or (b) in connection with a Company Change of Recommendation.
Section 5.08    Shareholder Litigation. In the event that any shareholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought, or to the Company’s knowledge, threatened in writing, against the Company and/or the members of the Company Board after the date of this Agreement and prior to the Effective Time (the “Transaction Litigation”), the Company shall promptly notify Parent of any such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall give Parent the opportunity to participate in the defense or settlement of any Transaction Litigation, and the Company shall not settle, compromise, come to an arrangement regarding or agree to settle, compromise or come to an arrangement regarding any Transaction Litigation, without Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).
Section 5.09    Agreements Concerning Merger Sub. Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub of, and the compliance by Merger Sub with, all of the covenants, agreements, obligations and undertakings of Merger Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub hereunder. Parent shall, promptly following execution of this Agreement, cause the sole shareholder of Merger Sub to approve this Agreement in its capacity as sole shareholder of Merger Sub and deliver to the Company evidence of its vote or action by written consent approving this Agreement in accordance with applicable law and the articles of incorporation and bylaws of Merger Sub. During the period from the date of this Agreement through the Effective Time, Merger Sub shall not, and Parent shall not permit Merger Sub to, engage in any activity of any nature except as contemplated by this Agreement.
Section 5.10    Section 16 Matters. Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act (“Section 16”) of Shares or other equity interest in the Company (including Company

Restricted Stock and Restricted Stock Units) pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.
Section 5.11    Notices of Certain Events. From and after the date of this Agreement until the Effective Time, each of the Company and Parent shall promptly notify the other in writing of (a) the occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of any party hereto to effect the Merger or any of the other transactions contemplated by this Agreement not to be satisfied or (b) the failure of any such party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it pursuant to this Agreement which, individually or in the aggregate, would reasonably be expected to result in any condition to the obligations of any party to effect the Merger not to be satisfied. The delivery of any notice pursuant to this Section 5.11 shall not cure any breach of any representation, warranty, covenant or agreement requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any party.
ARTICLE VI
CONDITIONS PRECEDENT

Section 6.01    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to satisfaction or waiver by the Company and Parent of the following conditions:
(a)    Shareholder Approval. The Company Shareholder Approval shall have been obtained.
(b)    No Injunctions or Restraints. No (i) temporary restraining order or preliminary or permanent injunction or other order by any federal or state court of competent jurisdiction preventing, prohibiting, restraining, enjoining or rendering illegal the consummation of the Merger or the other transactions contemplated by this Agreement shall have been issued and be continuing in effect or (ii) applicable federal, state or local law shall be in in effect (A) prohibiting or rendering illegal the consummation of the Merger or the other transactions contemplated by this Agreement or (B) which, if enacted for the purpose of imposing terms, conditions, liabilities, obligations, commitments or sanctions in connection with the Merger (a “Merger Law”), constitutes a Burdensome Effect.
(c)    Statutory Approvals. Each of the Company Required Statutory Approvals and the Parent Required Statutory Approvals (including, in each case, the expiration or termination of the waiting periods (and any extensions thereof) under the HSR Act applicable to the Merger and the transactions contemplated by this Agreement) (the “Required Regulatory Approvals”) shall have been obtained and be in effect, and no orders or Consents of any Governmental Authority in connection with the Merger, including the Required Regulatory Approvals, shall, individually or in the aggregate, impose terms, conditions, liabilities, obligations, commitments or sanctions that constitute a Burdensome Effect.

Section 6.02    Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to satisfaction or waiver by the Company of the following conditions:
(a)    Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub, without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein, shall be true and correct both as of the date of this Agreement and as of the Closing Date, as if made on and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct does not and would not reasonably be expected to, individually or in the aggregate, prevent or materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.
(b)    Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.
(c)    Closing Certificates. The Company shall have received a certificate signed by an executive officer of Parent, dated the Closing Date, to the effect that the conditions set forth in Section 6.02(a) and Section 6.02(b) have been satisfied.
Section 6.03    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to satisfaction or waiver by Parent of the following conditions:
(a)    Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.01(a) (Organization and Qualification), Section 3.01(f)(ii) (Absence of Certain Changes or Events) and Section 3.01(r) (Vote Required) shall be true and correct in all respects, (ii) the representations and warranties of the Company set forth in Section 3.01(b)(i) (Capital Stock) shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) except for de minimis inaccuracies, (iii) the representations and warranties of the Company set forth in Section 3.01(c) (Authority), Section 3.01(t) (Takeover Laws Inapplicable) and Section 3.01(z) (Brokers) shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) in all material respects and (iv) each of the other representations and warranties of the Company set forth herein shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth therein) except where the failure of such other representations and warranties to be so true and correct does not have, and could not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Company, in the case of clauses (i) through (iv), as of the date of this Agreement and as of the Closing Date, as if made on and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).
(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)    No Material Adverse Effect. Since the date of this Agreement, there shall not have been any change, effect, event, occurrence, development or state of facts that, individually or in the aggregate, has had or could reasonably be expected to have a material adverse effect on the Company.
(d)    Closing Certificates. Parent shall have received a certificate signed by an executive officer of the Company, dated the Closing Date, to the effect that the conditions set forth in Section 6.03(a), Section 6.03(b) and Section 6.03(c) have been satisfied.
Section 6.04    Frustration of Closing Conditions. Neither the Company, Parent nor Merger Sub may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such party’s breach of this Agreement.
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.01    Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:
(a)    by mutual written agreement of Parent and the Company;
(b)    by either Parent or the Company in the event (i) any Governmental Authority has denied either a Company Required Statutory Approval (other than the FCC Pre-Approvals) or Parent Required Statutory Approval (other than the FCC Pre-Approvals) and such denial has become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(i) shall have used its reasonable best efforts to contest, appeal, reverse, overturn or otherwise render invalid or of no effect such denial; or (ii) any law or order permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall not be available to any party whose failure to comply with its obligations under Section 5.03 has been the cause of the imposition of such law or order;
(c)    by either Parent or the Company in the event that the Merger shall not have been consummated by October 17, 2015 whether such date is before or after receipt of the Company Shareholder Approval (the “Termination Date”); provided, however, that if on the Termination Date the condition to closing set forth in Section 6.01(c) is not satisfied or has been satisfied but the Marketing Period has not started or has started and has not been completed, but all other conditions to the Closing have been satisfied or waived (other than those conditions that by their nature are to be satisfied at Closing) and no orders or Consents of any Governmental Authority in connection with the Merger, including the Required Regulatory Approvals, shall, individually or in the aggregate, impose terms, conditions, liabilities, obligations, commitments or sanctions that constitute a Burdensome Effect and the conditions set forth in Section 6.01(c) remain capable of being satisfied, then the Termination Date shall be automatically extended to April 17, 2016 (and such date shall then be the “Termination Date”) unless Parent and the Company have agreed in writing prior to the initial Termination Date that the Termination Date shall not be so extended; provided, further, that the right to terminate this Agreement under this Section 7.01(c) shall not be available to any party whose failure to fulfill any of its obligations under this Agreement has been the cause of the failure of the Merger to occur on or before the Termination Date. Notwithstanding the foregoing, the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if Parent has the right to terminate this Agreement pursuant to Section 7.01(d);
(d)    by Parent, in the event that (i) the Company Board has failed to make the Company Recommendation, (ii) the Company Board has effected a Company Change of Recommendation, whether or not permitted by the terms hereof, or (iii) the Company has materially breached or is deemed to have materially breached its obligations under Section 4.02;
(e)    by the Company in the event that there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Parent or Merger Sub, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.01 or Section 6.02 to be satisfied, and which is not cured within forty-five (45) days following written notice to Parent or by its nature or timing cannot be cured within such time period (provided that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Section 6.01 or Section 6.03 not to be satisfied);
(f)    by Parent in the event that there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of the Company, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.01 or Section 6.03 to be satisfied, and which is not cured within 45 days following written notice to the Company or by its nature or timing cannot be cured within such time period (provided that neither Parent nor Merger Sub is then in material breach of this Agreement so as to cause any of the conditions set forth in Section 6.01 or Section 6.02 not to be satisfied);
(g)    by either Parent or the Company in the event that the Company Shareholder Approval is not obtained at the Company Shareholders Meeting (or any adjournment or postponement thereof) where such matter was presented to such shareholders for approval and properly voted upon;
(h)    by the Company, at any time prior to the receipt of the Company Shareholder Approval, in order to enter into a Takeover Agreement with respect to a Company Superior Proposal in accordance with Section 4.02(e) and otherwise in compliance with the terms of this Agreement (including the other provisions of Section 4.02), provided that the Company shall (x) prior to or substantially concurrently with the termination of this Agreement pursuant to this Section 7.01(h), pay to Parent or its designee by wire transfer of immediately available funds the Company Termination Fee pursuant to Section 7.03(a), and (y) substantially concurrently with such termination enter into a Takeover Agreement with respect to such Superior Proposal; or
(i)    by the Company if (i) the Marketing Period has ended and all of the conditions set forth in Section 6.01 and Section 6.03 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall have been capable of being satisfied on the date the Closing should have occurred pursuant to Section 1.02), (ii) the Company has irrevocably notified Parent in writing that (A) all of the conditions set forth in Section 6.02 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall have been capable of being satisfied on the date the Closing should have occurred pursuant to Section 1.02) or have been irrevocably waived by the Company and (B) the Company is ready, willing and able to consummate the Closing, and (iii) Parent and Merger Sub fail to complete the Closing prior to the earlier of the first Business Day preceding the Termination Date on which the Debt Financing can be funded under the terms of the Debt Financing Commitments and five (5) Business Days following delivery of such written notice from the Company.
The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g), (h) or (i) of this Section 7.01 shall give written notice of such termination to the other party in accordance with Section 8.02, specifying the provision or provisions hereof pursuant to which such termination is effected.
Section 7.02    Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 7.01, this Agreement shall become void and have no effect with no liability to any person on the part of any party hereto (or any of its Representatives or affiliates), except that (a) the provisions of Section 5.06, this Section 7.02, Section 7.03, Section 7.04 and Article VIII shall survive any such termination and abandonment, and (b) no such termination shall relieve any party from liability or damages to the other party hereto resulting from any knowing and intentional breach of this Agreement; provided, that in no event shall Parent’s liability pursuant to this Agreement exceed the amount of the Parent Termination Fee.
Section 7.03    Company Termination Fee. Notwithstanding anything to the contrary in this Agreement, including Section 5.06:
(a)    if (i) Parent terminates this Agreement pursuant to Section 7.01(d) at any time prior to the receipt of the Company Shareholder Approval or (ii) the Company terminates this Agreement pursuant to Section 7.01(h), then the Company shall pay to Parent or its designee, (A) in the case of clause (i), by wire transfer of immediately available funds within three (3) Business Days following delivery of Parent’s notice of termination, and (B) in the case of clause (ii), immediately prior to or substantially concurrently with, but as a condition to, the termination of this Agreement, an amount equal to $120,000,000 (the “Company Termination Fee”); or
(b)    if (i)(A) this Agreement is terminated (1) by either the Company or Parent pursuant to Section 7.01(c), (2) by either the Company or Parent pursuant to Section 7.01(g), or (3) by Parent pursuant to Section 7.01(f), (B) any person shall have made or shall have publicly announced a Company Takeover Proposal after the date of this Agreement but prior to such termination and (C) within twelve (12) months after such termination the Company shall have entered into a Takeover Agreement with respect to a Company Takeover Transaction or shall have consummated a Company Takeover Transaction (but for purposes of this clause (C) changing the references to the “20%” amounts in the definition of Company Takeover Proposal

(as used in the definition of Company Takeover Transaction) to “50%”), then the Company shall pay to Parent by wire transfer of immediately available funds on or prior to the earlier of the date of consummation of such Company Takeover Transaction or the date of execution of a Takeover Agreement with respect to such Company Takeover Transaction, an amount equal to the Company Termination Fee less any Parent Expenses previously paid by the Company pursuant to Section 7.03(c).
(c)    If this Agreement is terminated by Parent pursuant to Section 7.01(g), the Company shall promptly, but in no event later than three (3) Business Days following delivery of Parent’s notice of termination, pay to Parent or its designee all of the documented, out-of-pocket expenses incurred by Parent, Merger Sub or their respective affiliates in connection with this Agreement and the transactions contemplated hereby up to a maximum of $18,000,000 (the “Parent Expenses”), by wire transfer of immediately available funds. The amount of any Parent Expenses actually paid by the Company pursuant to this Section 7.03(c) shall be credited against any Company Termination Fee subsequently payable by the Company pursuant to Section 7.03(b).
(d)    The payment by the Company of the Company Termination Fee pursuant to Section 7.03(a) and Section 7.03(b), the payment of any Parent Expenses pursuant to Section 7.03(c) and the payment of any expenses as provided in Section 7.03(e) shall be the sole and exclusive remedy of the Parent Group in the event of termination of this Agreement pursuant to the bases specified in Section 7.03(a), Section 7.03(b) and Section 7.03(c) not resulting from a knowing and intentional breach of this Agreement by the Company. In no event shall the Company be required to pay the Company Termination Fee more than once.
(e)    The Company acknowledges that the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Sub would not enter into this Agreement, and that any amounts payable pursuant to this Section 7.03 do not constitute a penalty but constitute payment of liquidated damages and that the Company’s liquidated damages amount is reasonable in light of the substantial but indeterminate harm anticipated to be caused by Parent’s and Merger Sub’s breach or default under this Agreement, the difficulty of proof of loss and damages, the inconvenience and non-feasibility of otherwise obtaining an adequate remedy, and the value of the transactions to be consummated hereunder. In furtherance of the foregoing, if the Company fails to pay promptly any fee payable by it pursuant to this Section 7.03, then the Company shall pay to Parent its costs and expenses (including attorneys’ fees) in connection with collecting such fee, together with interest on the amount of the fee at the prime rate published in the Wall Street Journal from the date such payment was due under this Agreement until the date of payment.
Section 7.04    Parent Termination Fee.
(a)    If (i) this Agreement is terminated by the Company pursuant to (A) Section 7.01(e) due to a breach by Parent or Merger Sub of Section 3.02(g), Section 4.04(a) or Section 5.03 which (1) in the case of such a breach of Section 3.02(g) or Section 4.04(a), has resulted in the Debt Financing (including any alternative financing that has been obtained in accordance with, and satisfies the conditions of, Section 4.04(a)) not being funded or not being able to be funded on the terms set forth in the Debt Financing Commitments or (2) in the case of such a breach of Section 5.03, has resulted in the failure of the conditions set forth in Section 6.01(b) or Section 6.01(c) to be satisfied or to be capable of being satisfied or (B) Section 7.01(i), or (ii) Parent terminates this Agreement pursuant to Section 7.01(c) and at the time of such termination the Company would have been entitled to terminate this Agreement pursuant to Section 7.01(e) or Section 7.01(i) solely under the circumstances described in Section 7.04(a)(i), then, in the case of either clause (i) or (ii), Parent shall pay or cause to be paid to the Company a fee (the “Parent Termination Fee”) in cash equal to $180,000,000 by wire transfer of immediately available funds (x) in the case of clause (i), within three (3) Business Days following delivery of the Company’s notice of termination, and (y) in the case of clause (ii), within three (3) Business Days following delivery of Parent’s notice of termination, it being understood that in no event shall Parent be required to pay or cause to be paid the Parent Termination Fee on more than one occasion.
(b)    None of (i) Parent or Merger Sub, (ii) the former, current or future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, affiliates, members, managers, general or limited partners, stockholders or assignees of Parent or Merger Sub or any Guarantor, or (iii) any lender, prospective lender, arranger or agent of or under the Financing or any of their respective former, current or future equityholders, controlling persons, directors, officers, employees, affiliates, managers or agents (collectively, the “Financing Sources”) (the Persons described in clauses (i), (ii), and (iii) shall be collectively referred to as the “Parent Group”) shall, in the case of clause (i) and (ii) above only (but not, for the avoidance of doubt, with respect to any Debt Financing Sources), upon full payment of the Parent Termination Fee, have any further liability with respect to this Agreement or the transactions contemplated hereby (including the Financing) to any member of the Company Group or any other person (whether at law, in equity, in contract, in tort or otherwise), and neither the Company nor any other person (including any other member of the Company Group) shall have any claim or recourse against any member of the Parent Group as a result of the breach of any representation, warranty, covenant or agreement of Parent or Merger Sub, as applicable, contained herein or otherwise arising out of or in connection with the transactions contemplated by this Agreement (including the Financing). Without limiting the foregoing, following a termination of this Agreement in any circumstance that shall entitle the Company to payment of the Parent Termination Fee, in no event shall (A) the Company or any of its subsidiaries, or (B) any former, current or future, direct or indirect, stockholder, director, officer, employee, agent, representative, affiliate or assignee of any of the Company or any of its subsidiaries (the persons described in clauses (A) and (B) shall be collectively referred to as the “Company Group”) seek, or permit to be sought, on behalf of any member of the Company Group, any monetary damages from, or any other recourse or remedy from, any member of the Parent Group in connection with this Agreement or any of the transactions contemplated hereby (including the Financing), other than (without duplication) payment of the Parent Termination Fee as provided in Section 7.04(a) and any expenses as provided in Section 7.04(d), and such payment shall constitute the sole and exclusive remedy of the Company Group in such circumstance. The provisions of this Section 7.04(b) are intended to be for the benefit of, and shall be enforceable by, each member of the Parent Group.
(c)    Subject only to the Company’s right to seek specific performance solely in accordance with Section 8.11, the maximum aggregate liability of Parent and Merger Sub under or relating to this Agreement to any member of the Company Group or any other person shall be limited to the amount of the Parent Termination Fee (the “Parent Liability Limitation”), and in no event shall the Company or any of its affiliates seek, obtain or accept, or permit to be sought (and no liability shall attach to the any member of the Parent Group with respect to), any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, under or in connection with this Agreement, the Financing Commitments or the Limited Guarantee or the transactions contemplated hereby or thereby, against Parent, Merger Sub, any Guarantor or any other member of the Parent Group, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent against the Guarantors or any other member of the Parent Group, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise, other than against Parent or Merger Sub pursuant to this Agreement or against a Guarantor pursuant to (and subject to the terms, conditions and limitations of) the Limited Guarantee, in each such case not to exceed, in the aggregate, the Parent Liability Limitation, and in no event shall the Company and its affiliates be entitled to an aggregate amount equal to more than the Parent Liability Limitation. While the Company may pursue both a grant of specific performance in accordance with Section 8.11 and the payment of the Parent Termination Fee under Section 7.04, under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance of Parent’s obligation to consummate the Merger and any money damages, including all or any portion of the Parent Termination Fee.
(d)    All claims or causes of action (whether in contract or in tort, in law or in equity) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution, performance or non-performance of this Agreement (including any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) may be made by any party hereto only against the persons that are expressly identified as parties hereto. Without prejudice to the foregoing, no Debt Financing Source or any affiliate thereof shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) to any party to this Agreement for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of this Agreement or its negotiation or execution; and each party hereto waives and releases all such liabilities, claims and obligations against any such Debt Financing Source or any affiliate thereof; provided, however, that notwithstanding the foregoing, nothing in this Agreement, including this Section 7.04(d), shall in any way limit or modify any rights, claims or causes of action (whether in contract or in tort, in law or in equity) of Parent or Merger Sub that may be based upon, arise out of or relate to the Debt Financing or the Debt Financing Commitments or the negotiation, execution, performance or non-performance thereof.
(e)    Parent and Merger Sub each acknowledge that the agreements contained in this Section 7.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Company would not enter into this Agreement, and that any amounts payable pursuant to this Section 7.04 do not constitute a penalty but constitute payment of liquidated damages and that the Company’s liquidated damages amount is reasonable in light of the substantial but indeterminate harm anticipated to be caused by Parent’s and Merger Sub’s breach or default under this Agreement, the difficulty of proof of loss and damages, the inconvenience and non-feasibility of otherwise obtaining an adequate remedy, and the value of the transactions to be consummated hereunder. In furtherance of the foregoing, if Parent fails to pay promptly any fee payable by it pursuant to this Section 7.04, then Parent shall pay to the Company, its costs and expenses (including attorneys’ fees) in connection with collecting such fee, together with interest on the amount of the fee at the prime rate published in the Wall Street Journal from the date such payment was due under this Agreement until the date of payment
ARTICLE VIII
GENERAL PROVISIONS

Section 8.01    Nonsurvival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements of the parties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided, however, that this Section 8.01 shall not limit any covenant or agreement of the parties in this Agreement or in any instrument delivered pursuant to this Agreement to the extent that such covenant or agreement contemplates performance after the Effective Time.
Section 8.02    Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be delivered either in person, by overnight courier, by registered or certified mail, or by facsimile transmission or electronic mail, and shall be deemed to have been duly given (a) upon receipt, if delivered personally or by overnight courier, with overnight delivery and with acknowledgement of receipt requested, (b) three (3) Business Days after mailing, if mailed by registered or certified mail (postage prepaid, return receipt requested) or (c) on the Business Day the transmission is made when transmitted by facsimile or electronic mail (provided, that the same is sent by overnight courier for delivery on the next succeeding Business Day, with acknowledgement of receipt requested), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
if to Parent or Merger Sub, to:
Como 1 L.P.
125 West 55th Street
New York, NY 10019
Telecopy No.:    (212) 231-1828
Attention:    Michael Kernan, Managing Director, Legal
Email:         michael.kernan@macquarie.com

with a copy (which shall not constitute notice) to:
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Telecopy No.:    (212) 446-4900
Attention:    Thomas W. Christopher
Mark Director

Michael Brueck
Email:         thomas.christopher@kirkland.com
mark.director@kirkland.com
michael.brueck@kirkland.com

if to the Company, to:
Cleco Corporation
2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226
Telecopy No.: (318) 484-7701
Attention:    Wade A. Hoefling, General Counsel
Email:         wade.hoefling@cleco.com

with a copy (which shall not constitute notice) to:

Locke Lord LLP
JPMorgan Chase Tower
600 Travis, Suite 2800
Houston, Texas 77002
Telecopy No.:    (713) 223-3717
Attention:    Bill Swanstrom
David F. Taylor
Email:        BSwanstrom@lockelord.com
DTaylor@lockelord.com

and with a copy (which shall not constitute notice) to:
Hunton & Williams LLP
Riverfront Plaza, East Tower
951 E. Byrd Street
Richmond, Virginia 23219
Telecopy No.:    (804) 343-4864
Attention:    Jeff A. Jones, III
Steven M. Haas
Email:        jjones@hunton.com
shaas@hunton.com

Section 8.03    Definitions. For purposes of this Agreement:
(a)    an “affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a person, whether through the ownership of voting securities, by contract, as trustee or executor, or otherwise;

(b)    “Aggregate Merger Consideration” means the product of the Merger Consideration and the number of Shares issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.01(a) and shares of Company Restricted Stock);
(c)    “Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by law to close in New York City, New York;
(d)    “capital stock” or “shares of capital stock” means (i) with respect to a corporation, as determined under the laws of the jurisdiction of organization of such entity, capital stock or such shares of capital stock; (ii) with respect to a partnership, limited liability company, or similar entity, as determined under the laws of the jurisdiction of organization of such entity, units, interests, or other partnership or limited liability company interests; or (iii) any other equity ownership or participation;
(e)    “CFIUS Clearance” means (i) the parties hereto shall have received written notice from the Committee on Foreign Investment in the United States (“CFIUS”) that review under Section 721 of the U.S. Defense Protection Act 1950 as amended by the Foreign Investment and National Security Act of 2007 (the “DPA”) of the transactions contemplated by this Agreement has been concluded and CFIUS shall have determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement, and advised that action under Section 721 of the DPA, and any investigation related thereto, has been concluded with respect to the transactions contemplated by this Agreement; (ii) CFIUS shall have concluded that none of the transactions contemplated by this Agreement is a covered transaction, and that the transactions contemplated by this Agreement are not subject to review under Section 721 of the DPA; or (iii) CFIUS shall have sent a report to the President of the United States requesting the President’s decision on the joint voluntary notice submitted by Parent and the Company pursuant to the DPA with respect to the transactions contemplated by this Agreement submitted by the Company and Parent and either (A) the period under Section 721 of the DPA during which the President may announce his decision to take action to suspend or prohibit the transactions contemplated by this Agreement shall have expired without any such action being announced or taken, or (B) the President shall have announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement.
(f)    “Company Joint Venture” shall mean any Joint Venture of the Company or any of its subsidiaries;
(g)    “Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the Required Information, in light of the circumstances under which the statements contained in the Required Information are made, not misleading, (ii) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all applicable requirements of Regulation S-X and Regulation S-K under the Securities Act for offerings of debt securities on a registration statement on Form S-3, (iii) the Company’s auditors have not withdrawn, or notified the Company that they intend to withdraw, their audit opinion with respect to any of the financial statements included in the Required Information, (iv) the Company or its auditors have not determined to undertake a restatement, in whole or in part, of any financial statements included in the Required Information, (v) the Company’s independent auditors have delivered drafts of customary comfort letters, including customary negative assurance comfort with respect to periods following the end of the latest fiscal year or fiscal quarter for which historical financial statements are included in the Required Information, and such auditors have confirmed they are prepared to issue any such comfort letter upon any pricing date occurring during the Marketing Period, and (vi) the financial statements and other financial information included in such Required Information are, and remain throughout the Marketing Period, sufficiently current to permit a registration statement on Form S-3 using such financial statements and financial information to be declared effective by the SEC on the last day of the Marketing Period;
(h)    “Contract” means any legally binding written or oral agreement, contract, subcontract, lease, instrument, note, license or sublicense;
(i)    “indebtedness” means (i) indebtedness of the Company or any of its subsidiaries for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon), (ii) obligations of the Company or any of its subsidiaries evidenced by bonds, notes, debentures, letters of credit or similar instrument, (iii) obligations of the Company or any of its subsidiaries under capitalized leases, (iv) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements and (v) all obligations of the Company or any of its subsidiaries to guarantee any of the foregoing types of payment obligations on behalf of any person other than the Company or any of its subsidiaries;
(j)    “Joint Venture” of a person shall mean any person that is not a subsidiary of such first person, in which such first person or one or more of its subsidiaries owns directly or indirectly an equity interest, other than equity interests held for passive investment purposes that are less than 5% of each class of the outstanding voting securities or equity interests of such second person;
(k)    “knowledge” means (i) with respect to the Company, the actual knowledge of the persons listed in Section 8.03(k) of the Company Disclosure Letter after reasonable inquiry, and (ii) with respect to Parent, the actual knowledge of the persons listed in Schedule 8.03(k) after reasonable inquiry;
(l)    “Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its subsidiaries;
(m)    “Leases” means all leases, subleases, licenses, concessions and other agreements pursuant to which the Company or any of its subsidiaries holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company or any of its subsidiaries thereunder;
(n)    “Marketing Period” means the first period of twenty (20) consecutive Business Days commencing after the date hereof and throughout which: (i) Parent shall have all of the Required Information and during which period such information shall remain Compliant;

provided, that if the Company shall in good faith reasonably believe that it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery) in which case the Marketing Period shall be deemed to have commenced on the date specified in such notice unless Parent in good faith reasonably believes the Company has not completed delivery of the Required Information and within five (5) Business Days after delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Information the Company has not delivered to Parent) and (ii) the conditions set forth in Article VI shall be satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Article VI to fail to be satisfied, assuming that the Closing were to be scheduled for any time during such twenty (20) consecutive Business Day period; provided, however, that such twenty (20) consecutive Business Day period (A) shall not be required to be consecutive to the extent that it would include November 28, 2014 through and including November 29, 2014 (which dates shall not count for purposes of the twenty (20) consecutive Business Days period) and (B) if not ended on or prior to December 20, 2014, shall commence no earlier than January 6, 2015; provided, further, that the Marketing Period shall end on any earlier date that is the date on which the Debt Financing is obtained by Parent;
(o)    “material adverse effect on the Company” means any change, effect, event, occurrence, development or state of facts (i) that is materially adverse to the business, financial condition, assets, liabilities, results of operations or properties of the Company and its subsidiaries, taken as a whole, but excluding any of the foregoing to the extent resulting from (A) changes in international or national political or regulatory conditions generally (in each case, to the extent not disproportionately affecting the Company and its subsidiaries, taken as a whole, as compared to similarly situated persons), (B) changes in the economy or the financial, commodities or securities markets in the United States or elsewhere in the world or the industry or industries in which the Company or any of its subsidiaries operates (in each case, to the extent not disproportionately affecting the Company and its subsidiaries, taken as a whole, as compared to similarly situated persons), (C) changes or developments in national or regional wholesale or retail markets for electric power, capacity or fuel or related products (in each case, to the extent not disproportionately affecting the Company and its subsidiaries, taken as a whole, as compared to similarly situated persons), (D) changes or developments in natural or regional electric transmission or distribution systems (in each case, to the extent not disproportionately affecting the Company and its subsidiaries, taken as a whole, as compared to similarly situated persons), (E) any changes in law or GAAP or interpretations thereof (in each case, to the extent not disproportionately affecting the Company and its subsidiaries, taken as a whole, as compared to similarly situated persons), (F) any weather-related or other force majeure event or outbreak or escalation of hostilities or acts of war or terrorism (in each case, to the extent not disproportionately affecting the Company and its subsidiaries, taken as a whole, as compared to similarly situated persons), (G) the failure in and of itself of such person to meet any internal or published projections, forecasts or revenues predictions, provided that the exception in this clause (G) shall not prevent or otherwise affect a determination that any change, effect, event, occurrence, development or state of facts underlying such failure has resulted in, or contributed to, a material adverse effect on the Company, (H) the negotiation, execution or announcement of, or compliance with, this Agreement in accordance with the terms hereof (including any adverse changes in the relationship of the Company or its subsidiaries with its employees, independent contractors, customers or suppliers resulting directly therefrom), provided that the exception in this clause (H) shall not apply to the representations and warranties contained in Section 3.01(d) to the extent that the negotiation, execution or announcement of, or compliance with, this Agreement would result in a breach or inaccuracy of the representations and warranties set forth in Section 3.01(d), or (I) any taking of any action by the Company or its subsidiaries at the express written request of Parent, or (ii) that would prevent or materially delay the Company from performing its obligations under this Agreement or consummating the transactions contemplated hereby;

(p)    “Offering Documents” means prospectuses, private placement memoranda, information memoranda and packages and lender and investor presentations, in connection with the Financing;
(q)    “Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its subsidiaries;
(r)    “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;
(s)    “Real Property” means the Owned Real Property and the Leased Real Property;
(t)    “Regulatory Commitments” means the actions, commitments and agreements set forth on Appendix A;
(u)    “Required Information” means all customary financial information of the Company and its subsidiaries that is reasonably available to or readily obtainable by the Company that is required (i) to permit Parent and Merger Sub to prepare a pro forma consolidated balance sheet and related pro forma consolidated statement of income of the Company as of and for the twelve-month period ending on the last day of the most recently completed four-fiscal quarter period ended at least forty-five (45) days prior to the Closing Date (or ninety (90) days in case such four-fiscal quarter period is the end of the Company’s fiscal year), prepared after giving effect to the transactions contemplated hereby as if the transactions contemplated hereby had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such statement of income) and (ii) to permit Parent and Merger Sub to satisfy the requirements under paragraph 3 of the Debt Commitment Letter (as in effect on the date of this Agreement) and the paragraph entitled “Cooperation to Complete Sale” under the Engagement Letter (as in effect on the date of this Agreement), including financial statements prepared in accordance with GAAP, audit reports, and other financial information and financial data regarding the Company and its subsidiaries of the type and form required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of securities on Form S-3 (or any successor form thereto) under the Securities Act (excluding information required by Rules 3-10 and 3-16 under Regulation S-X), and of the type and form, and for the periods, customarily included in Offering Documents used in private placements of debt securities under Rule 144A of the Securities Act, to consummate the offerings or placements of any debt securities, in each case assuming that such offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such offering(s) of debt securities will be made; provided, that with respect to the pro forma data described in clause (i) above, the following shall not be considered part of the Required Information: (a) any post-Closing or pro forma cost savings, capitalization and other post-Closing or pro forma adjustments (and the assumptions relating thereto) desired by the Parent to be reflected in such pro forma data, and (b) any other information concerning the assumptions underlying the post-Closing or pro forma adjustments to be made in such pro forma and summary financial data, which assumptions shall be the responsibility of Parent;
(v)    “Solvent” means that, with respect to any person, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such person will, as of such date, exceed the sum of (A) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (ii) such person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii) such person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature” means that such person will be able to generate enough cash from operations, asset dispositions or refinancing, or any other available resources or a combination thereof, to meet its obligations as they become due; and
(w)    “subsidiary” means, with respect to any person, any other person, whether incorporated or unincorporated, of which more than 50% of either the equity interests in, or the voting control of, such other person is, directly or indirectly through subsidiaries or otherwise, beneficially owned by such first person.
Section 8.04    Interpretation and Other Matters.
(a)    When a reference is made in this Agreement to an Article, Section, Exhibit or Appendix, such reference shall be to an Article or Section of, or an Exhibit or Appendix to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its successors and permitted assigns.
(b)    Each of Parent and the Company has or may have set forth information in its respective disclosure letter in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a disclosure letter need not be set forth in any other section of the disclosure letter so long as its relevance to the latter section of the disclosure letter or section of this Agreement is readily apparent on the face of the information disclosed in the disclosure letter to the person to which such disclosure is being made. The fact that any item of information is disclosed in a disclosure letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.
(c)    Parent agrees to cause Merger Sub to comply with its obligations under this Agreement.
Section 8.05    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to the other parties.
Section 8.06    Entire Agreement; No Third-Party Beneficiaries; Suits for Damages. This Agreement (including the documents and instruments referred to herein) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. Nothing in this Agreement is intended to confer, and does not confer, any rights or remedies under or by reason of this Agreement (or any breach hereof) on any person other than the parties hereto and their respective successors and permitted assigns, except after the Effective Time (A) for the provisions of Section 5.05 (which shall be enforceable by the Company Indemnified Parties), and (B) for the rights of the Company’s shareholders to receive the Merger Consideration pursuant to this Agreement in the event the Merger is consummated. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with the terms of this Agreement without notice or liability to any other person. The representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties and may have been qualified by certain disclosures not reflected in the text of this Agreement. Accordingly, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding the foregoing, the provisions of Sections 7.04(b), 7.04(c), 7.04(d), 8.07, 8.08, 8.09 and 8.13 and this Section 8.06 (and the definitions related thereto) shall be enforceable by each Debt Financing Source (and each is an intended third party beneficiary thereof).

Section 8.07    Amendment. This Agreement may be amended by the parties at any time prior to the Effective Time; provided, however, that after receipt of the Company Shareholder Approval, there shall not be made any amendment that by law or in accordance with the rules or any relevant stock exchange, requires further approval by the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto. Notwithstanding anything to the contrary contained herein, Sections 7.04(b), 7.04(c), 7.04(d), 8.06, 8.08, 8.09 and 8.13 and this Section 8.07 may not be modified or amended in a manner that is adverse to a Debt Financing Source without the prior written consent of such Debt Financing Source.
Section 8.08    Extension; Waiver. At any time prior to the Effective Time, a party may (a) extend the time for the performance of any of the obligations or other acts of the other party or parties, (b) waive any breach or inaccuracies in the representations and warranties of the other party or parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other parties with any of the agreements or conditions contained in this Agreement. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party; provided that no such extension to or waiver of Sections 7.04(b), 7.04(c), 7.04(d), 8.06, 8.07, 8.09 or 8.13 or this Section 8.08 that is adverse to a Debt Financing Source shall be valid without the prior written consent of such Debt Financing Source. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.
Section 8.09    Governing Law; Jurisdiction.
(a)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflict of laws, except that matters related to the fiduciary obligations of the Company Board shall be governed by the laws of the State of Louisiana. No party hereto, nor any of its affiliates, will bring, or support the bringing of, any claim, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing Commitments or the performance thereof, anywhere other than in (i) any New York State court sitting in the County of New York or (ii) the United States District Court for the Southern District of New York.
(b)    Each of the parties (i) irrevocably submits itself to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, to the extent such court does not have jurisdiction, the United States District Court of the District of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, in any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein, (ii) agrees that every such suit, action or proceeding shall be brought, heard and determined exclusively in such court, (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court, (iv) agrees not to bring any suit, action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated herein in any other court, and (v) waives any defense of inconvenient forum to the maintenance of any suit, action or proceeding so brought.

(c)    Each of the parties agrees that service of any process, summons, notice or document in the manner set forth in Section 8.02 shall be effective service of process for any action, suit or proceeding brought against it.
Section 8.10    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other party. Notwithstanding the foregoing, each of Parent and Merger Sub may (a) assign any of its rights or delegate any of its obligations under this Agreement, by operation of law or otherwise, to one or more of its affiliates (but no such assignment or delegation shall relieve the assigning or delegating party of any of its obligations hereunder) and (b) collaterally assign any of its rights, but not its obligations, under this Agreement to any of its Financing Sources. Any attempted or purported assignment in violation of this Section 8.10 shall be null and void and of no effect whatsoever. Subject to the provisions of this Section 8.10, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.
Section 8.11    Specific Performance.
(a)    The parties agree that irreparable damage may occur and that the parties may not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Section 8.11(b), in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without the necessity of posting bonds or similar undertakings in connection therewith, this being in addition to any other remedy which may be available to such non-breaching party at law or in equity, including monetary damages.
(b)    Notwithstanding Section 8.11(a), it is explicitly agreed that the right of the Company to seek an injunction, specific performance or other equitable remedies with respect to enforcing Parent’s obligation to cause the Equity Financing to be funded, and/or to consummate the Merger and the other transactions contemplated by this Agreement, including to effect the Closing in accordance with Section 1.02, on the terms and subject to the conditions in this Agreement, shall be available if and only if (A) the Marketing Period has ended, (B) all conditions in Section 6.01 and Section 6.03 were satisfied (other than those conditions that, by their nature, are to be satisfied at the Closing (provided such conditions remain capable of being satisfied as of such date)) at the time when the Closing would have occurred as required by Section 1.02 but for the failure of the Equity Financing to be funded on the terms set forth in the Equity Financing Commitment and continue to be satisfied and Parent and Merger Sub shall fail to complete the Closing by the date that the Closing is required to occur pursuant to Section 1.02, (C) the Debt Financing (including any alternative financing that has been obtained in accordance with, and satisfies the conditions of, Section 4.04(a)) has been funded or will be funded at the Closing on the terms set forth in the Debt Financing Commitments if the Equity Financing is funded at the Closing on the terms set forth in the Equity Financing Commitment and (D) the Company has confirmed in writing to Parent that if the Equity Financing and Debt Financing are funded on the terms set forth in the Equity Financing Commitment and the Debt Financing Commitments, respectively, then the Company would take such actions that are within its control to cause the Closing pursuant to Section 1.02 to occur.
(c)    Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other parties hereto have an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.11 shall not be required to provide any bond or other security in connection with any such order or injunction.
(d)    For the avoidance of doubt, while a party may pursue both a grant of specific performance in accordance with Section 8.11(b) and the payment of any applicable termination fee, damages and/or expense reimbursement, as applicable, under no circumstances shall any party be permitted or entitled to receive both (i) a grant of specific performance and (ii) any applicable termination fee, any expense reimbursement or any damages.
Section 8.12    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
Section 8.13    Waiver of Jury Trial. Each party to this Agreement knowingly and voluntarily waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any action, suit or proceeding directly or indirectly arising out of or relating to this Agreement or the transactions contemplated hereby, including, but not limited to, any dispute arising out of or relating to the Debt Financing Commitments or the performance thereof or the Debt Financing.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

COMO 1 L.P.
By: Como 1 GP LLC
Its: General Partner

By: /s/ Christopher J. Leslie
Name:     Christopher J. Leslie
Title: President

By: /s/ J. Andrew Murphy
Name:     J. Andrew Murphy
Title: Vice President

COMO 3 INC.

By: /s/ Christopher J. Leslie
Name:     Christopher J. Leslie
Title: President

By: /s/ J. Andrew Murphy
Name:     J. Andrew Murphy
Title: Vice President

[Signature Page to Agreement and Plan of Merger]

CLECO CORPORATION

By: /s/ Wade A. Hoefling
Name:     Wade A. Hoefling

Title:	Senior Vice President-General Counsel
& Director Regulatory Compliance

[Signature Page to Agreement and Plan of Merger]

APPENDIX A

Commitments to Louisiana Public Service Commission
Cleco Power is a Louisiana Utility:

•	Cleco Power will remain a Louisiana entity, and its headquarters will remain in Pineville, Louisiana.

•
The Chief Executive Officer, and senior management of Cleco Power’s operations (generation, distribution, transmission, regulatory and commercial) and senior management of corporate support functions (financial, human resources, and legal) will be Louisiana residents to the extent practical.

•	Maintain customer service call center in Pineville, Louisiana.

•	Maintain support functions in Louisiana, such as management of generation operations, distribution, transmission, and storm restoration.

•	A minimum of four (4) board members will be Louisiana residents, with one (1) of those being the chairman.

Employees:

•	Maintain headcount, salaries and benefits substantially consistent with or better than current levels, in the aggregate, across the company for a minimum of two years.

•	No material change in pension plans or design, or in current benefits for retiree medical plan participants, for a minimum of 2 years.

Operations:

•	Maintain capital investment, transmission, maintenance and procurement practices.

•	Maintain vegetation management and pole replacement practices to maintain or improve service reliability.

Financial Stability and Flexibility:

•	No recovery of acquisition premium, transactions costs or executive change of control payments in rates.

•	Maintain investment grade rating at Cleco Power.

•	Maintain public debt and file required SEC financial reports at Cleco Power.

•	Improve liquidity by increasing revolving credit facility to provide for increased financial flexibility.

•	Establish appropriate “ring-fence” provisions at Cleco Power to ensure financial stability.

Economic Development:

•	Maintain current levels of funding (approximately $500,000 per year) for state and local organizations.

Charitable Contributions:

•
Establish a Cleco charitable foundation to make charitable contributions consistent with Cleco’s current practices.  Annual charitable contributions from the new Cleco foundation will meet or exceed current charitable contributions (approximately $600,000 per year).

Appendix A to Merger Agreement